Exhibit 99.3

E N V I R O N M E N T A L S O C I A L G O V E R N A N C E XPeng Inc. 2022 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Table of Contents Message from the Board of Directors 07 2022 Highlights 09 About XPENG 15 Company Profile 17 Corporate Governance 19 Honors Received 31 Sustainability Management 35 Governance Structure for Sustainable Development 37 Stakeholder Engagement 39 Materiality Assessment 41 Exploring the Future of Mobility Using Intelligent Technologies 43 Technology Innovation 45 [ Feature ] Premium Services for “XPENG Owners” 55 Quality Products 73 Heralding Low-Carbon Green Growth 83 [ Feature ] Building the Green Value Chain 85 Tackling Climate Change 97 Environmental Management 105 Partnering with XPENG to Build an Inclusive Ecosystem 109 Employee Rights 11 1 [ Feature ] Witnessing the Growth of Employees 1 23 Health and Safety 1 29 Supply Chain Management 1 37 Contribution to the Society 143 Appendix 149 Key Performance Indicators 15 1 Content Index 1 58 Feedback Form 163

This report is the third Environmental, Social and Governance (“ESG”) report issued by XPENG (XPeng Inc., hereafter referred to as “the Company”)1, which aims to showcase the management, commitment, actions and achievements of the Company and its subsidiaries in sustainable development. About the Report Reporting Scope This report covers XPeng Inc. and its subsidiaries. The reporting period is from January 1, 2022 to December 31, 2022, in line with the fiscal year. The time frame for some of its content has been extended. Unless otherwise stated, this report adopts CNY as the monetary unit. Reporting Standards This report refers to the Environmental, Social and Governance (ESG) Reporting Guide in Appendix 27 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEx) and the Global Reporting Initiative (GRI) Standards. This report was prepared in accordance with the above mentioned standard requirements, following communication with stakeholders, analysis of material issues, collection of relevant information, the corresponding written reports, as well as management verification, in order to ensure the materiality, quantization, balance and consistency of its contents. In order to comply with the “consistency principle” in the reporting principles and ensure meaningful comparison, there has been no material change to the methodology or key performance indicators adopted by the Company for the year ended December 31, 2022 as compared to those for the year ended December 31, 2021. Source of Information Unless otherwise specified, the information and data cited in this report all come from the Company’s official documents, statistical and financial reports, as well as other related public documents. XPeng, Inc. guarantees that this report is free from any false statements, misleading statements or major omissions, and the Board of Directors is responsible for the truthfulness and accuracy of its contents. Explanation of references For convenience of expression and reading, “XPeng Inc.”, “XPENG”, “the Company”, “this company” and “we” in this report, all refer to XPeng Inc. and its subsidiaries. Report confirmation and approval This report was confirmed by the Company’s ESG Steering Committee and approved by the Board of Directors on March 17, 2023. Disclaimer Certain statements in this report are for ward-looking statements about our goals and plans for the future. These forward-looking statements are based on management’s current expectations. Uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The Company is under no obligation to update any forward-looking statement contained in this report. Access to this Report This Report is available in simplified Chinese, traditional Chinese and English for readers reference. In case of any inconsistency, the traditional Chinese version shall prevail. This report can be viewed or downloaded on the Hong Kong Exchanges and Clearing Market website (http://www.hkexnews. hk/), as well as on the Company’s official website (www. xiaopeng.com). For any inquiries or suggestions regarding this report, please contact us using the following address: XPeng Inc., 8 Songgang Street, Tianhe District, Guangzhou, Guangdong Province Phone: 020-6680 6680 Fax: 020-6680 6689

Message from the Board of Directors Our board of directors (the “Directors”) of the Company (the “Board”) attaches great importance to sustainability management. In accordance with the requirements of HKEx’s Environmental, Social and Governance Reporting Guide, XPENG has established an effective environmental, social and governance (hereinafter “ESG”) mechanism, kept improving the ESG governance structure across the Company, and stepped up the Board’s supervision and participation in ESG affairs of the Company and performed the corporate social responsibilities in a faithful manner in pursuit of long-term sustainable development. ESG Governance As the decision-making body of the Company, the Board assumes overall responsibilities for XPENG’s ESG strategies, policies, etc., and authorizes the ESG Steering Committee, headed by the President of the Company to assist the Board in managing and making decisions regarding ESG matters. The Company’s ESG Steering Committee is responsible for reviewing, developing and approving the Company’s ESG development goals, policies and strategies, regularly discussing and reviewing the Company’s ESG goals and their achievement, and reporting to the Board of Directors on a periodic basis. At the implementation level, the Company has established an ESG Task Force dedicated to routine management and overall coordination of ESG-related matters as well as preparing briefing reports of the achievements of ESG work in a timely manner. ESG Risk Management With a keen eye on the major impact that ESG risks might have on the Company, XPENG updates the Company’s ESG issues on a yearly basis in line with industry-specific ESG risks, regulatory requirements and macro-policies, as well as performs materiality assessments of the ESG issues by means of stakeholder survey, expert review and Board sessions. The Board has participated in the materiality assessments of identified the 2022 ESG issues, held regular sessions over the major ESG risks, and reviewed and confirmed the analysis results of the 2022 materiality issues. ESG Goal Management XPENG sets its ESG goals and continuously keeps tracks of the progress in ESG work in accordance with HKEx’s Environmental, Social and Governance Reporting Guide as well as other internationally recognized principles and practices. The Board reviews and discusses the Company’s ESG goals and will review the progress towards relevant goals to adapt to the latest developments of the external environment and the Company’s businesses.

01 2022 Highlights E XP LOR E R O F F U T U R E M O B I L I T Y

2022 Highlights Striving for a green future Building low carbon products Compared to conventional ICE vehicles, the electric vehicles delivered by XPENG in 2022 will reduce carbon emissions by approximately 1.72 million tons2 over their entire life cycle, advancing green and low-carbon travel. Reduce end-to-end carbon emissions Annual power generation from solar PV reached 26.62 million kWh, which is equivalent to CO2 emission reduction of 14,188 tons, further promoting the clean energy adoption. In 2022, XPENG’s annual charging reached 322,602,875 kWh, with a cumulative carbon emission reduction of about 577,200 tons, which delivers low-carbon living. Establish the carbon emission measurement system The Company carried out internal measurement of enterprise carbon emissions and lifecycle carbon emissions of each vehicle model to formulate the carbon emission measurement system. The Company also has established a carbon footprint assessment of its mass production models, and assigned Zhaoqing Plant as a pilot unit for carbon emission status measurements, setting emission reduction targets and breakdown tasks for emission reduction. Green manufacturing The Phase I distributed photovoltaic (PV) project located in the Zhaoqing Plant was connected to the grid in November 2021, with an installed capacity of 20.74 MW. Zhaoqing Plant was awarded the title of “Green Plant” from the Ministry of Industry and Information Technology of the People’s Republic of China, driving the green transformation of the manufacturing. Green materials XPENG carried out active R&D and utilization of green materials. And we established a VOC (Volatile Organic Compounds) evaluation standard system and process specification covering the whole vehicle, parts and materials. Improving product experience Excellent product quality The Company has been ISO 9001 certified, obtained the EU 2018/858 WVTA certificate for P5 and G3i models, and secured the first type certificate of UNECE R79 in China from TÜV SÜD for its P7 model. The Company developed the quality objective in the Supplier Quality Engineer (SQE) field, which is further divided into 30 objectives in 5 segments. Product safety The Company obtained the UN R155 (UNECE Regulation No.155) certificate of compliance for its cybersecurity management system and 2 models were assigned C-NCAP 5-star rating in recognition of the products’ superb safety performance. Customer satisfaction The Company conducted monthly NPS3 surveys to assess customers feedback on our products and services. Such regular feedback from customers will be provided to relevant divisions to improve their respective product and enhance our customers’ experience. Technology innovation We have more than 6,000 engineers, R&D investment accounted for 19.4% of revenue. With leading software and hardware technologies at its core, the Company made major industry breakthroughs in areas such as advanced driver-assistance system and 800V high voltage platform, as it continues to strengthen technology leadership. R&D capabilities R&D personnel accounted for 39.9% Company’s total employees, and XPENG’s R&D spending reached CNY 5,214.8 million during the year. In 2022, the Company was granted 694 new patents, bringing the total number of patents owned by the Company to 1,823, further enhancing XPENG’s innovation capabilities. Note: 2. The full lifecycle carbon emissions of conventional gasoline vehicles come from the China Automotive Low Carbon Action Plan (2022) issued by CATARC. The full lifecycle carbon emissions of different models of XPENG in 2022 come from the XPENG’s carbon emission calculation models. ENVIRONMENTAL SOCIAL GOVERNANCE Note: 3. NPS (Net Promoter Score): also known as word-of-mouth, is a metric used to measure the possibility of a user referring an enterprise or service to others. ENVIRONMENTAL SOCIAL GOVERNANCE

Corporate social responsibility Boost employment The total number of employees reached 15,829 at the end of 2022, up 13.2% from one year ago, boosting employment. Equal opportunity employment The number of disabled employees reached 114, promoting working environment equality. Employee empowerment The Company has training programs such as Plan X, Plan P, Plan E, Plan N and Plan G to meet the training needs of employees at all levels. The total number of employees receiving training reached 11,786 and the training duration averaged 16.4 hours per person, supporting employee’s self-development. Quality service Customer satisfaction rate reached 96%, and the NPS survey was conducted on a monthly basis with the commitment to provide the customers with quality services. Responsible supply chain practices The Company has required suppliers to obtain third-party certification under IATF 16949, ISO 9001, environmental management system, production safety standardization, or equivalent certification. The Company evaluated the ESG performance of its suppliers, and continuously track suppliers’ ESG performance in the compliance, business ethics, confidentiality infringement, product quality, production safety, environmental management and other dimensions. The Company has signed the Integrity Commitment Letter with 100% of suppliers to build a high quality partnership system. Philanthropy Throughout the year, the Company donated CNY 5 million to the XPENG Public Welfare Foundation to help society as a whole. XPENG Public Welfare Foundation provided funding to 27 social organizations in ecological and environmental fields, contributing to the protection of the environment’s ecology and biodiversity. Community influence The Company has formed the XPENG Volunteer Service Task Force made up of XPENG employees and vehicle owners, which has so far extended services to over 1,000 people and dedicated 5,355.13 hours to community services. Corporate governance Comprehensive governance structure The Company’s Board of Directors is composed of 8 members, including 1 executive Director, 4 non-executive Directors and 3 independent non-executive Directors, among which there is one female Director. Among the members of the Board, the independent directors hold a majority in each of the 4 professional committees, all of which are chaired by an independent Director. The Company has established company-level ESG committee forming a 3-tier sustainability governance structure composed of the “Board of Directors-ESG Steering Committee-ESG Task Force”. Integrity management The Company conducted 65 anti-corruption training sessions with participation of 11,477 people; and carried out over 70 training sessions on legal compliance covering 100% of employees to cultivate integrity across the Company culture. Cybersecurity The Company has obtained the ISO 27001 Information Security Management System Certificate and ISO 27701 Privacy Information Management System Certificate to improve cybersecurity management. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE 014

02 About XPENG [Graphic Appears Here] E XP LOR E R O F F U T U R E M O B I L I T Y ENVIRONMENTAL SOCIAL GOVERNANCE

2 .1 Company Profile Founded in 2015 and headquartered in Guangzhou, Guangdong Province, China, XPeng Inc. is a technology company focusing on the future of mobility. XPENG designs, develops, manufactures and sells smart electric vehicles to consumers across the globe. The Company’s mission is to bring people more convenient and enjoyable mobility by leveraging technologies. Through continual investment in its full-stack in-house R&D, XPENG has actively built up its core capabilities and strives to become one of the leading smart EV companies in China. the end of 2022, the Company had established six R&D centers, which reside in Beijing, Shanghai, Guangzhou, Shenzhen, Silicon Valley, and San Diego. Through consistent -house R&D efforts and with leading software and hardware technologies at its core, XPENG brings innovation across autonomous driving, smart connectivity and core vehicle systems, and delivers smart electric vehicles that have become widely popular among the Chinese consumers. [Graphic Appears Here]

2.2 Corporate Governance XPENG is committed to making consistent efforts to establish and improve a scientifically sound and robust sustainability governance system to cater to the needs of the future development of XPENG. The Company complies strictly with the requirements of relevant laws, regulations and rules, such as the Company Law of the People’s Republic of China, NYSE Listed Company Manual and HKEx Main Board Listing Rules4 etc., to standardize its corporate governance policies and procedures. XPENG 2.2.1 Corporate Governance Structure XPENG continues its efforts in optimizing the Company’s policy framework and improving the corporate governance structure according to the actual conditions of the Company and the latest regulatory requirements. The General Meeting of Shareholders retains the decision-making authority as stipulated by laws and regulations as well as the Articles of Association, and it exercises such rights to decide on significant matters such as the Company’s business strategy and policies, financing, investment and profit distribution in accordance with the law. The Board is accountable to the General Meeting of Shareholders and exercises the management rights of the Company in accordance with the law. Specifically, it reviews the overall operation and development strategy of the Company, and makes decisions on operating principles and investment plans. It also supervises and gives guidance to management, including, among other functions, guidance on improvement of existing policies and guidelines, formulation of a comprehensive decision-making mechanism, standardization of work processes, establishment of strict approval procedures and build an organization structure with enhanced efficiency and quality of investment decision-making. The Board of Directors has established four professional committees in order to improve the operational efficiency of the Board: the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee. Note: 4. Excluding rules exempted by HKEx. ENVIRONMENTAL SOCIAL GOVERNANCE

2.2.2 Operational Compliance During the course of the Company’s operation, XPENG has adhered to applicable national or local laws and regulations and made consistent improvement to its compliance management system by drawing on international rules and initiatives. XPENG Compliance Training The Company delivers compliance training to internal employees to enhance their awareness of compliance. In 2022, the Department of Legal Affairs of the Company organized over 70 internal compliance training sessions, covering the senior management and all departments of the Company, including: 3Sessions 3 company-wide training sessions on compliance awareness, involving trademark application and use in compliance with the law, software compliance, risk prevention and data security compliance. 15Sessions 15 training sessions on compliance requirements of particular EU countries for certain departments. N+ Sessions Multiple special compliance training sessions focusing on di erent businesses or scenarios.

2.2.3 Risk Control The Company refers to the internal control framework of the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) and the Sarbanes-Oxley Act Section 404 to establish a risk management framework and related risk management systems to comprehensively manage operational risks. The Company manages the risks in accordance with the process of risk identification, risk assessment, risk response, problem solving, review and reflection, process improvement and additional control, and follow-up reviews, to carry out closed-loop risk management. Risk Identification and Assessment In 2022, the Company identified several major risks, including risks related to R&D, market competition, and capital resources, by reference to national policies, changes in the market environment, internal operations and stakeholders’ concerns. The Company performs scenario-based analysis, sensitivity analysis and stress tests on the financial and business impact of major risks. For example, the Company assessed base-case, best-case and worst-case scenarios of major risks and evaluated the possible financial and business impact under each scenario to thoroughly conduct risk prevention and control, as well as plan for alternatives. Further, the Company carries out timely risk warnings for internal and external risks, and regularly revisits its risk management framework and internal control process. The Board is the highest authority and decision-making body for the Company’s risk management. In 2022, within the Board, three independent non-executive Directors and one non-executive Director have risk management expertise. Additionally, one non-executive Director and two independent non-executive Directors constitute the Audit Committee of the Company so as to ensure that risk management is carried out independently of the business lines. Moreover, we have established financial incentives for senior executives, direct managers, and others involved to develop risk management indicators, and strengthen the implementation of risk management measures. XPENG The Company has built long-term financial models, forecasting future financial performance, and conducting sensitivity tests on material business assumptions/risks, market assumptions/ risks, and financial assumptions/risks, including but not limited to volume of sales, raw material costs, number of stores and charging stations, risk-free interest rates, loan rates, foreign exchange rates, industry competition, and labor market competition.

Risk Management and Monitoring At XPENG, we attach great importance to the effectiveness of the Company’s risk management and internal controls. On behalf of the Board, the Audit Committee reviews how management develops, implements and oversees risk management and internal controls on a quarterly basis. Additionally, an annual review is conducted to ensure the effectiveness of our risk management and internal control systems. The Company conducts quarterly operational audits and relevant assessments in order to identify the major risks faced by the Company, update the internal control policies and ensure effective operation of the internal risk management system, we have completed an overall operational audits across a full spectrum of business in 2022. To ensure the effectiveness of the risk management and internal control systems, the Company established an internal control model based on “three lines of defense”: XPENG 01 The first line of defense The first line of defense is mainly composed of the Company’s business and functional departments in charge of daily operations and management. These departments design and implement relevant control measures and risk responses. 02 The second line of defense The second line of defense is mainly composed of finance, internal control, legal, Quality and Safety Management Center, among others. Their key responsibilities are to assist the first line of defense in establishing and improving the risk management and internal control systems, as well as to oversee and ensure its effectiveness. 03 The third line of defense The third line of defense is mainly composed of the audit team and the supervision team within the internal control department. The audit team regularly carries out independent evaluations to ensure the effectiveness of the Company’s risk management and internal control system. In order to ensure its independence, the audit team reports directly to the Audit Committee. The supervision team regularly assists management in promoting integrity and ethical values to all employees, as well as handling any reports of corruption.

2.2.4 Responsibilities of the Board of Directors Our Board of Directors performs regular follow-up assessments of the effectiveness of the Company’s internal controls in line with the requirements of the listing rules and applicable laws and regulations to protect the rights and interest of the shareholders. The senior management is responsible for the production and operation and management of the Company, as well as leading the implementation of the Board resolutions. The senior management of the Company also takes charge of implementing the annual plans and investment initiatives set out by the Board, formulating specific rules and regulations of the Company, and executing other authorities and responsibilities granted by the Company’s Articles of Association or the Board of Directors. In order to standardize daily business operations, the Company has established policies, systems, and guidelines covering, R&D, procurement, production, sales, human resources, and finance etc. XPENG Board Diversity When nominating and appointing members of the Board of Directors, the Company gives comprehensive considerations to a wide variety of factors, including gender, age, industry experience, professional background, educational background, etc., to ensure diversified skills and experience required by different business areas and increase the share of female in management. As of the end of 2022, the Company’s Board of Directors is composed of 8 members, including 1 executive Director, 4 non-executive Directors and 3 independent non-executive Directors, among which there is one female Director. The members of the Board bring a variety of experiences in industries such as Internet technology and service, smart vehicle R&D and manufacturing and strategic investment. Among them, 1 non-executive Director and 2 independent non-executive Directors have experience in the consumer goods industry, while 3 independent non-executive Directors and 1 non-executive Director have corporate governance experience in risk management. Meanwhile, the Company keeps assessing and monitoring the areas where Board diversity can be improved so as to elevate corporate governance. Independence and Eectiveness of the Board Among the members of the Board, the independent Directors hold a majority in each of the 4 professional committees, all of which are chaired by an independent Director. Matters that fall within the scope of responsibilities of each of the professional committees are subject to the approval of the professional committees before being submitted to the Board of Directors for deliberation so as to better give play to the roles of the independent Directors in supervision and decision-making, and so on. In 2022, the Company convened 5 meetings of the Board of Directors, which were attended by all directors that were required to attend. Protection of the Rights of the Investors XPENG places a high premium on information disclosure and investor relations management. We publish quarterly and annual result reports as well as circulate other announcements where necessary. The Company communicates with investors on a periodic basis and actively shares the investors’ suggestions and feedback about the Company’s products, operations and governance with internal teams so as to maximize the protection of the investors’ rights.

2.2.5 Business Ethics XPENG adopts a zero-tolerance approach toward any form of corruption in conducting business. The Company complies strictly with such laws and regulations as the Anti-Money Laundering Law of the People’s Republic of China, Supervision Law of the People’s Republic of China, Law of the People’s Republic of China Against Unfair Competition, formulates company-wide rules and policies including the Employee Code of Conduct, Code of Integrity and Administrative Measures of Conflict of Interests , publishes the Anti-Corruption & Sanctions Policy and Code of Business Conduct and Ethics, clearly defines such behaviors as corruption and bribery, including briberies, kickbacks, illegal gains and money laundering, and lays out relevant control measures. Moreover, our policies set forth the rules and disciplinary policies in the workplace with Misconduct Reporting The Company has made available multiple misconduct reporting channels, including email (report_xp@xiaopeng.com), hotline and WeChat, all of which are published on its official website to allow customers, suppliers, media, investors and internal employees to report or leave complaints. While we encourage reporting using real names, we also accept anonymous reporting. We will launch a probe into any clues that are deemed worthy of investigation. The Company has established a standardized process for handling misconduct complaints, in which the internal control department will arrange designated personnel to conduct an investigation in a timely manner when a misconduct report is received, and a final investigation report will be submitted to the chairman of the Board of Directors. The Company strictly protects the personal information of complainants and whistle-blowers, so that only personnel in charge of the reported cases have access to the complainant’s information and make connections. It is forbidden to take retaliatory actions against employees who raise concerns or complaints. In addition, in the case of a reward being granted to an informant, the sponsor investigator shall apply for the reward being transferred into the “Integrity at XPENG” account or other secure non-personal account from which the money is directly transferred to the informant, keeping the transfer record sealed in the case file. employees’ compliance behavior included in their performance review and evaluation. Also, we conduct business ethics related audits and have identified the ethical risks in business accurately. The Company incorporates integrity statements and confidentiality clauses into the agreements with third party partners, and requires suppliers to sign an Integrity Commitment Letter upon their bid submission. Meanwhile, we include the integrity related clauses into the contracts to be signed with the suppliers. We immediately stop working with any suppliers that violate the Company’s integrity standards and pursue legal remedies for infringement. In 2022, 100% of our suppliers signed the Integrity Commitment Letter. XPENG During the past four fiscal years, the Company had zero cases of fines or settlements with regard to anti-competitive behaviors. In 2022, 3 corruption lawsuits and business ethics violations were filed and closed within the Company. The 3 cases that have been concluded involve three employees, two of whom were sentenced to bribery by non-State staff and were sentenced to six months’ imprisonment; one was sentenced to the crime of embezzlement and was sentenced to 8 months’ imprisonment. All cases did not have a significant adverse impact on the Company’s operation. And the Company also took lessons from the cases and will keep strengthening and improving employees’ legal awareness to build a strong line of integrity. Integrity Education At XPENG, we carry out ongoing and various training activities with regard to integrity education, values, code of conducts, and law & regulations facing Board members, management, regular employees and outsourced employees of the Company. We regularly share with the management and all staff the value of integrity and make it clear that all new hires should receive training in our code of conduct. The Company and its business departments also carry out training in the code of conduct training either regularly or from time to time, as part of our ongoing effort to promote the awareness of compliance and integrity among all staff. ENVIRONMENTAL SOCIAL GOVERNANCE 5,738.5Hours 65Sessions 11,477 Person-time 1Person-time Total length of employee anti- Number of anti- Number of employees participating Number of Board members corruption training corruption training in anti-corruption training participating in anti-sessions corruption training ENVIRONMENTAL SOCIAL GOVERNANCE 030

2.3 | Honors Received

XPENG +


TOP 20 CHINESE
GLOBAL BRAND BUILDERS 2022

Top 20 Chinese Global Brand Builders 2022 - XPeng Inc.

Google, KANTAR


LEADING INNOVATION
ENTERPRISES 2022

Leading Innovation Enterprises 2022 - XPeng Inc.

The Economic Observer


WIND ESG HONG KONG-LISTED COMPANY
BEST PRACTICE AWARD (SOCIETY) 2022

Wind ESG Hong Kong-Listed Company Best Practice Award (Society) 2022 - XPeng Inc.

Wind


GREEN PLANT 2022

Green Plant 2022 - XPENG Zhaoqing Plant

The Ministry of Industry and Information Technology


COMPREHENSIVE EXCELLENCE AWARD
AND ECOLOGY STAR IN THE WICE

"CNY 180,000-300,000 Comprehensive Excellence Award" and "less than CNY 300,000 Ecology Star" in the WICE (World Industry Council for the Environment) World Smart Cockpit Survey - XPENG P7

Global Industrial Internet Conference Smart Connected Vehicle Summit 2022


RANKED 1st IN NEV-APEAL IN THE MID-SIZE
BEV SEGMENT

Ranked 1st in NEV-APEAL in the mid-size BEV segment - XPENG P7

J.D. Power[5] China

Note: 5. Founded by Mr J.D. Power III in 1968, J.D.Power is world renowned for the independence and objectivity of its research and is one of the most authoritative market research companies around the world.

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XPENG +


RANKED 1st IN THE NEV-IQS IN THE
SMALL-SIZE BEV SEGMENT

Ranked 1st in the NEV-IQS in the small-size BEV segment - XPENG G3i

J.D. Power China


BEST ELECTRIC CARS
OF THE WORLD 2023

Best Electric Cars of the World 2023 - XPENG G9

WIRED


5-STAR HEALTH CAR

5-Star Health Car - XPENG G9

China Automotive Engineering Research Institute


TOP 10 XUANYUAN AWARD-BEST
CARS OF THE YEAR

TOP 10 Xuanyuan Award-Best Cars of the Year - XPENG G9

Auto Business Review


5-SART MODEL
IN I-VISTA CHINA SMART VEHICLE INDEX

5-Sart Model in i-VISTA[6] China Smart Vehicle Index - XPENG P5

China Automotive Engineering Research Institute

Note: 6. The i-VISTA China Intelligent Vehicle Index is the world's first consumer-oriented neutral, impartial and professional third-party testing and evaluation system for smart connected vehicles. It was established by C hina Automotive Engineering Research Institute in 2017, with the guidance of China Automotive Engineering Research Institute and China Association of Automobile Manufacturers. The index is based on the research res ults from intelligent vehicle integration system test zones, in combination with natural driving and traffic data research findings in China.

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03 Sustainability Management XPENG is highly attuned to the impact of our business on the environment and societ y. We continue improving our ESG governance structure and actively communicate with key stakeholders to promote an orderl y imp lementation of the Company ’s sustainability management work. E XP LOR E R O F F U T U R E M O B I L I T Y ENVIRONMENTAL SOCIAL GOVERNANCE

3.1 Governance Structure for Sustainable Development

In 2022, we upgraded our former ESG Leading Group into the ESG Steering Committee, forming a 3-tier sustainability governance structure composed of the "Board of Directors-ESG Steering Committee-ESG Task Force" and establishing the closed-loop management system consisting of decision-making, communication, execution, reporting and assessment to ensure effective implementation of the ESG management work. Furthermore, in response to China's "dual carbon" policy, we have upgraded our former Carbon Neutrality Project-based Working Group to the Carbon Neutrality Working Group in charge of the Company's carbon neutrality strategy planning and daily management to advance the Company's carbon management and achieve the "dual carbon" goals.

XPENG +

	Composition	Responsibilities
Board of Directors	Includes all Board members.	Assumes overall responsibility for ESG work and oversees the Company's ESG direction and strategy, identifying, assessing and managing any significant ESG risks in Company's business. It regularly receives reports from the ESG Steering Committee and other relevant management teams, and it is also in charge of reviewing and approving the Company's Sustainability Report andother ESG Management policies.
ESG Steering Committee	Led by the Co-President of the Company, along with senior management in charge of Product planning, R&D, Manufacturing, Branding and Public Relations, Internal Controls, Legal, Financing and Investments, Administration, Finance and Operations platform and other functions.	The ESG Steering Committee formulates the Company's ESG vision, goals, strategies, policies, etc.; monitors the implementation of the Company's ESG strategy, and reviews the progress toward the ESG goals and provides advice regarding the ESG performance; assesses the ESG related risks and opportunities, reports to the Board of Directors on ESG work and provides advice each year regularly; reviews the Company's ESG report and other ESG related information disclosures.
ESG Task Force	Includes key personnel from Product Planning, R&D, Battery, Quality and Safety, Procurement, Manufacturing, Charging, Branding and Public Relations, Administration, Public Welfare Foundation, Financing and Investment, Finance and Operations platform and other core functions.	Responsible for the daily execution of ESG strategies set forth by the Board of Directors and the ESG Steering Committee, ongoing follow-up on the ESG requirements from regulators, investors and stakeholders, timely reporting on ESG performance, preparing ESG reports, and assisting the ESG Steering Committee in carrying out supervision and assessment.

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3.2 | Stakeholder Engagement

While placing a high premium on communications with the stakeholders, XPeng Inc. has put in place a variety of stakeholder communication channels, timely disclosing information to stakeholders on operations and production, environmental protection, technology innovation, development strategy and other relevant aspects. We protect stakeholders' right to information and participation, integrate stakeholder expectations gathered into the Company's operations and work together with stakeholders to promote sustainable development.

XPENG +



Stakeholders	Key Concerns	Communication Channels/ Methods
Government and supervisory organizations	· Operational compliance · Tax payment in accordance with laws · Energy conservation and emission reduction	· Government Enterprise Seminar · Information delivery
Customers	· Product quality · Service and experience · Information security and privacy protection	· Online promotion · Offline showcase and promotion activities · WeChat Official Account · New product release conference · Market research · Customer satisfaction survey
Employees	· Legitimate interests · Compensation and benefits · Training and education · Occupational health and safety · Diversity and equal opportunities	· Townhall meetings · Employee training · Internal and external websites
Investors	· Corporate governance · Return on investment · Risk management and control · Information transparency	· General meeting of shareholders · Roadshows · Regular information disclosure · Email and telephone inquiries
Business partners	· Supply chain management · Cost control · Fair competition	· On-site investigation · Supplier meetings and review · Supplier contracts and agreements · Supplier training
Society and the environment	· Rural revitalization · Assistance for disadvantaged groups · Environmental protection	· Participation in community projects · Public welfare activities · Low-carbon promoting activities
Media and NGOs	· Information disclosure · Media interaction · Contributions to NGOs · Impact on sustainable development	· Press releases · Media briefings

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3.3 Materiality Assessment Through active communication and research, XPeng Inc. gathers feedback from various stakeholders in order to identify important ESG issues and be able to make key disclosures in this report. Meanwhile, XPeng Inc. will continue to refine the Company’s sustainability management according to the material issues identified. The materiality assessment of XPeng Inc. is mainly divided into the following stages: XPENG 01 Based on the original list of important issues, we will identify and classify the material issues for this year and build a database based on the following Identifying the material issues five aspects: national policies, company development plans, ESG disclosure standards, ESG rating indicators for the capital market, and peer issue bench-marking. 02 Feedback is gathered from Directors, management, employees, customers, investors, partners, media, the public and other stakeholders in daily operation Stakeholder Communications regarding the sustainable development of XPeng Inc. as the basis for screening material issues. The Board of Directors participated in the screening, evaluation and supervision processes regarding material issues, and several directors filled out materiality analysis questionnaires to provide feedback on the issues and suggestions related to ESG management. 03 According to the principle of materiality, the survey results are statistically analyzed, and each issue is given a erent weight according to the degree of Materiality Analysis and Review risk. The issues are classified according to the two dimensions of “importance to the Company’s development” and “importance to stakeholders”. This allows us to form a materiality mapping matrix, and the results are evaluated both by the Company’s management as well as external professionals. 04 Develop and implement action plans on material issues, with focused report disclosure of relevant information. Issue Response and Disclosure Key issues Highly important issues Product Quality and Safety Important issues Information Security and stakeholders Privacy Protection to Climate Change Environmental Occupation Health and Safety Customer Service and Satisfaction Governance Importance Green Technology and Product Business Labor Social Ethics Manage-Resource Efficiency ment Emplopyee Training and Development Supply Chain Technology Innovation and Management Intellectual Property Emission Management Corporate Governance Corporate Citizen and Charity Diversity and Equal Opportunity Risk and Crisis Management Water Resource Management XPENG’S 2022 ESG ISSUE Importance to Company’s development MATERIALITY MAPPING MATRIX

04

Exploring the Future of Mobility Using Intelligent Technologies

As an explorer of future mobility, XPENG is committed to bringing people more convenient and enjoyable options for the future of mobility. Beginning with high quality products and services, we continually enhance the safety performance of our products, optimizing oursmart driving solutions and creating value for consumers leveraging technological advancements.

5,214.8 Million CNY	39.9%	694
R&D investment .	Percentage of R&D employees.	Number of newly authorized patents.

EXPLORER
OF FUTURE MOBILITY


G9

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4.1 Technology Innovation XPENG stays well ahead of the industry’s development trends by innovating products and services that create new momentum and benchmarks within the industry. Our “full-stack inhouse research and development capabilities, along with the rapid iteration of software and hardware integration” are core components in our strategy to drive technology innovation. Therefore, we constantly enhance the level of technology and innovation across our portfolio of assets. XPENG 4.1.1 Innovation Systems XPENG clearly defines its technology research and development strategy, on top of its continuous and strong R&D investment, establishing international R&D centers and R&D teams, as well as increasing incentives to innovate and improving intellectual property rights protection measures. We are committed to maintaining our leading position in smart EV technology advancement and product innovation.

4.1.2 R&D Strategy and Blueprint Adhering to our full-stack inhouse research and development strategy, XPENG is committed to bringing innovation to autonomous driving, smart connectivity and core vehicle systems. Through cutting-edge software and hardware technologies, we are transforming the future of mobility with technology and providing users with a unique mobile experience. By the end of 2022, XPENG had established six R&D centers in locations such as Guangzhou, Shanghai, the Silicon Valley, San Diego, etc., gradually forming a leading R&D system in China with a global blueprint. 4.1.3 R&D Team XPENG has a multi-level, diversified, large-scale, in-house international team of talent. Several of our founders and executives are senior technical talents from different industries, providing the Company with a solid talent foundation. By the end of 2022, our R&D team had 6,313 people, accounting for 39.9% of our total employees. XPENG considers R&D and innovation achievements in performance evaluations, linking R&D and innovation with compensation, and providing monetary rewards/incentives for employees who contribute to intellectual property rights, such as patent and software inventions, in order to promote employee innovation. At the same time, we have set up the Outstanding Inventor Award, and we publish the ranking of patent proposals along with the inventors’ standings each quarter. Global Footprint

4.1.4 | Leading Technology Achievements

XPENG dedicates itself to in-house R&D of smart technologies in various areas including smart cockpit and advanced driver-assistance system, in order to enable its competitive edge and maintain its technology leadership.

XPENG +


S4
超级充电
SUPERCHARGER

01

City NGP

On September 17, 2022, XPENG launched the pilot program of city NGP (Navigation Guided Pilot) in Guangzhou. As the first mass-produced advanced driver-assistance system for city scenarios in China, City NGP demonstrates that XPENG is leading the world in terms of advanced driver-assistance and surpassing competitors in certain driving scenarios. City NGP not only meets the essential driving needs, but also has the ability to deal with complex scenarios, With City NGP, the passage efficiency across 90% of driving scenarios is on par with the manned driving time measured by the navigation system.



「Permit for Autonomous Driving Public Road Tests」

The XPENG G9 was granted permission to conduct the road test for smart connected vehicles in Guangzhou, the first unmodified mass-produced commercial vehicle to qualify for autonomous driving public road tests in China.

In 2022, the penetration rate of XPENG Highway NGP reached 65%. By the end of 2022, the highway-assisted driving mileage exceeded 54 million kilometers.



02

Brand New Interaction of the Smart Cockpit

The full-scenario voice 2.0 features the MIMO multi-zone technology incorporated in the in-vehicle voice system so that the voice assistant is ready at all times, even understanding successive instructions from different passengers without needing to be continually reactivated. Even in places where the network signals are absent or weak, such as underground parking lots, highways and outdoor spaces, the new voice assistant in G9 can complete interactions and control over 600 functions of the vehicle. Powered by the mass-produced voice product featuring mill second-level response, the voice assistant in G9 truly realizes "YOU GET WHAT YOU SAY", significantly expanding the choices of voice interaction.



03

Leading Charging Technology

Our new-generation 480kW ultra-fast charger adopts high-power cooling technology with 670A+ flow rate capacity. As the first mass-produced car based on the 800V high-voltage SiC platform in China, the XPENG G9 can replenish up to 200 kilometers in 5 minutes with the 480kW ultra-fast charger built by XPENG itself. In 2022, XPENG started to mass-produce and install these ultra-fast chargers to unleash the power of the 800V platform as far as possible.



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4.1.5 Industry-Wide Cooperation XPENG is actively engaged in technology exchanges and cooperation with other partners, integrates leading research resources, and collaborates with partners to promote infrastructure construction so as to encourage shared growth of the industry and with our partners. XPENG Case XPENG Builds the Autonomous Driving Intelligent Computing Center in Partnership with Alibaba Cloud In August 2022, XPENG partnered with Alibaba Cloud, a global leading cloud computing and AI technology company, to build China’s largest autonomous driving intelligent computing center, Fuyao, in Ulanqab for training of the autonomous driving model. Once completed, the training speed of XPENG’s core autonomous driving training model can increase by up to 170X.

4.1.6 Intellectual Property Protection To ensure sustained innovation of the Company, XPENG complies strictly with the Trademark Law of the People’s Republic of China, the Patent Law of the People’s Republic of China, and other applicable laws and regulations, and develops the Rules and Policy for Intellectual Property Protection, Measures for Management of Intellectual Property Work, and Measures for Management of Patent Work, among others, to standardize the intellectual property protection work in an all-round manner and enhance the market competitiveness of the Company. In 2022, we made revisions to the Measures for Management of Intellectual Property Work to further clarify the trademark application process and patent application process and many other aspects. During the reporting period, the Company had zero case of intellectual property infringement. In 2022, XPENG was awarded as “National Intellectual Property Advantageous Enterprise”. During the year, the Company was granted 694 new patents, bringing the total number of patents owned by the Company to 1,823. XPENG we voluntarily monitor trademark confirmation and infringements in the 01 market by means of web search, internal feedback and collaboration with Strengthening the protection of rights external agencies and choose suitable rights safeguarding schemes for different types of infringements to safeguard our own rights. the Company respects the intellectual property of others, and assesses 02 innovation solutions as to the risks of infringement at the review valve Safeguarding the rights of others points of whole vehicle development; during the development process, legal counsels assist R&D personnel in identifying the infringement risks of the technical proposals and provide design suggestions for avoiding the risk points; in cooperating with the suppliers, we avoid the risks by signing disclaimers and requiring the suppliers to provide declarations of non-infringement. throughout the year, the Company organized 11 intellectual property 03 training sessions for internal employees, including 2 company-wide Carrying out special training training sessions, 6 training sessions for R&D personnel, and 3 training sessions for marketing and branding personnel. Moreover, we invited external partners to carry out 3 training sessions on European patents and expertise for internal patent staff to promote employee awareness of intellectual property protection.

[ Feature] Premium Ser vices for “XPENG Owners” We do our best to provide all car owners with high quality services, keep customers’ expectations top-of-mind and protect customers’ rights. We place a high premium on customer satisfaction and strive to provide all car owners with a high quality service experience. XPENG 1 Protection of Customers’ Rights XPENG is committed to protecting all car owners with thoughtful, best-in-class services. We continually improve our service management, protect customers’ rights and provide car owners with a care-free guarantee to enhance the experience of each car owner. Privacy Protection XPENG complies strictly with applicable laws and regulations in the places where it operates, including the Cybersecurity Law of the People’s Republic of China, Data Security Law of the People’s Republic of China and Personal Information Protection Law of the People’s Republic of China and acts on the principles and guidelines contained in the General Data Protection Regulation (GDPR) with regard to the use of information and privacy protection. This allows us to protect data against unauthorized access, disclosure, use, modification, damage or loss. We have released and implemented a series of management policies and norms such as the Privacy Policy, Data Compliance Management Procedure, Measures on Data Disclosure Management to all of our employees, and continuously regulate privacy protection and information security. We also continually update our internal privacy protection policies according to the actual conditions and external policies. By doing so, the Company introduced 16 additional policies and updated 22 policies in 2022. We embed the protection of user privacy into the Company’s risk compliance management and regard it as an important component of the data compliance review process. We also conduct both internal audits and third-party audits on compliance of privacy policies, and follow a zero-tolerance policy toward violations of the privacy regulations. XPENG has set up an Information Security and Data Compliance Committee, which assumes overall responsibility for information security and data compliance management It is chaired by the Deputy Chairman of XPENG and is composed of the vice presidents of various business lines. In particular Mr. Ronghai Huang previously served as the technical director at Alibaba and holds extensive experience in the field of Internet technology R&D and security management. The committee sets up two sub working groups: (1) the Information Security Working Group, which is responsible for cybersecurity, information security, and data security matters involved in the Company’s business operations through the Data Intelligence Center Information Security and Cloud Technology Department; and (2) the Data Compliance Working Group, which is responsible for data compliance matters with regard to important data, personal information protection and outbound data transfer, etc., involved in the businesses of the Company through the Legal Department. With strict information security protection measures in place, XPENG neither reported any information leakage or cybersecurity incident nor was penalized due to information security vulnerabilities or other cybersecurity incidents in the last 3 years.

ISO 27001

The Company has obtained the ISO 27001 Information Security Management System.

ISO 27701

The Company has obtained the ISO 27701 Privacy Information Management System certification.

7

Seven of our core systems have obtained the National Level 3 Certificate in Cybersecurity Protection.



057 ENVIRONMENTAL · SOCIAL · GOVERNANCE

XPENG +

01 Privacy risk screening

We have integrated the principle of privacy protection into the Company's product development and system architecture while carrying out Data Protection Impact Assessment (DPIA) to identify and mitigate privacy risks before data processing. We have also launched the General Data Protection Regulation (GDPR) compliance program and released the XPENG White Paper on GDPR.

02 Data collection procedures

We provide users with explanations pertaining to the collection, use, retention and protection of personal information through documents such as privacy policies, product/function descriptions, and service scenario guidelines, and inform users how they can exercise relevant rights.

03 Safe data storage

We comply with statutory requirements regarding where, how and for how long personal information shall be stored, and take appropriate encryption, de-identification and other technical measures for the storage of information. The internal use of data is subject to the minimum necessary rule, and must go through our security compliance review process to prevent risks associated with outbound data transfer and protect personal information rights.

04 Privacy protection training

We organize online training and examinations on information security and privacy compliance awareness for all employees, and clearly disclose public feedback channels for information security and privacy protection both through training and publicity.

05 Emergency response

We have formulated policies such as the Measures for Management of Information Security Emergency Response and the Contingency Plan for Information Security Incidents and relevant measures for handling emergencies, clarifying the process for handling information security incidents to safeguard against information security risks. In 2022, the Company organized 4 information security protection drills and 5 externally certified information security protection drills. We conduct annual audits on SOX listing compliance, ISO 27001 & ISO 27701, GDPR compliance and European WP29 compliance, we also conduct assessment on the national information system multi-level protection each year. Additionally, we carry out third-party vulnerability analysis, including simulated hacker attacks, with each system update designed to strengthen our the information security management capabilities.

06 Third party liability

All third-party cooperation is subject to relevant processes and approvals, and requires signing a confidentiality agreement that defines confidential information, confidentiality obligations, and liabilities for breaches of the agreement.

ENVIRONMENTAL · SOCIAL · GOVERNANCE 058

0 piece
Number of information security vulnerabilities or other cybersecurity incidents

0 piece
Number of data leakage incidents

0 person
Number of customers and employees affected by Company data leakage

0 Million CNY
Fine paid as a result of information security vulnerabilities or other cybersecurity incidents

0 piece
Number of complaints with regard to breach of customer privacy received from regulators and other external agencies

XPENG +

Customer Communication Channels

XPENG places a high premium on active communications with its customers. The Company maintains open customer communications through a diverse range of channels including XPENG Service Hotline, customer satisfaction surveys, XPENG's app service group and brick-and-mortar stores to make sure that customers' opinions and suggestions are responded to in a timely and effective manner.

Customer Complaint Resolution

XPENG attaches particular importance to the voice of our customers. We have actively improved customer complaint handling system and relevant processes to improve the customer experience. In 2022, the telephone customer service channel received approximately 44,000 customer complaints, and 100% of the complaints were responded and resolved.

01 System guarantee

We continue to enhance our complaint handling systems in the Management Procedures/Measures for Customer Complaint Handling, to standardize our complaint service quality and assessment mechanisms under different scenarios and optimize customer service with regard to handling complaints.

02 Process guarantee

We continue to optimize our closed-loop complaint handling mechanism. The department that receives the complaints is responsible for the entire complaint process and resolution, and the handling process is monitored through the system to make sure that the problems are solved in a timely manner. We take the initiative to confirm whether the complaint is resolved, and seek customer feedback on the effectiveness and efficiency, etc., of complaint handling as important output for improving service management.

03 Technical support

With the help of advanced technologies such as vehicle self-diagnosis functions, intelligent fault diagnosis, and remote processing capabilities, we can locate and address potential faults that may cause complaints.



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Responsible Marketing XPENG adheres to the standards of responsible marketing, signing sales contracts with customers in a transparent and fair manner. We formulated marketing-related policies, clarified responsible marketing requirements, and established a series of internal publicity compliance guidelines. In addition, we further standardized advertising and marketing content, providing consumers with complete, accurate, objective and easy-to-understand information, and strengthening our compliance control in marketing, pricing, channels and relevant operations to protect consumers’ rights. XPENG We require all sales personnel to receive relevant training, inform 01 customers of all risks as well as the proper use of our products, and Marketing training ensure fair marketing throughout the entireprocess of sales, delivery, and after-sales. Any related problems and questions are dealt with and answered in a timely manner. We incorporate compliance marketing into the assessment dimensions 02 for sales commission. If there is any infringement, the sales commission Assessment, reward, and for the month will be affected accordingly. For the person directly punishment mechanism responsible for the infringement, different degrees of disciplinary punishment will be given in accordance with the Employee Code of Conduct and other relevant rules and regulations, and according to the number and severity of violations in the store during the year, store managers will be held accountable. We provide green/healthy products, degradable goods and other 03 eco-friendly products in our official store; we encourage on-demand Guiding sustainable consumption consumption, and our sales staff is trained to recommend non-expensive/ highest profit products according to user needs, and encourage customers to use points for purchase to the greatest extent first, allowing more rights and interests for our customers as much as possible.

2 | Providing Quality Service

As part of shaping the future mobility experience, XPENG is committed to providing a smart service experience that is different from differentiated from that in traditional driving and building a better and smarter service system for smart electric vehicle owners.

We gain insights into customer questions and their problems with vehicle use by launching the unified online/offline service interface, appointing customer service operation managers in the offline stores and talking to customers face-to-face. Meanwhile, we answer customers' questions online in a timely manner through our XPENG APP knowledge bank, system query tool for customer profile and customer service live chat group, etc.

XPENG Energy Replenishment System

XPENG takes customer real-life scenarios into consideration of the siting of charging stations so as to enable its electric vehicle owners to charge their cars at the most convenience while enjoying their lives.

XPENG +

01 Super charging resource sharing in remote areas

XPENG is the industry's first electric vehicle maker with a charging network that covers all prefecture-level administrative regions and centrally-administered municipalities across China (337 cities in total). In regions where super charging resources are scarce, XPENG provides the rarely seen 180kW DC super charging services.

02 3 km energy replenishment life circle

XPENG continues to expand its energy replenishment network. The "3 km Energy Replenishment Life Circle" serves more than 83% of car owners in 10 core cities including Beijing, Shanghai, Guangzhou and Shenzhen so that the time needed for the car owners from departure to charging facility is reduced to less than 10 minutes. In more than 300 cities including Guiyang, Kunming, Huangshi and Guilin, the coverage of the "3 km Energy Replenishment Life Circle" reaches up to 71%.

337 Cities

In 2022, XPENG super charging was made available in 337 cities across China.

1,000 Stations

The 1,000th self-operated charging station of XPENG was put in use.

577,200 Tons

The amount of charging of XPENG throughout the year reached 322,602,875.63kWh, which is equivalent to a cumulative carbon emission reduction of about 577,200 tons.

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X-SERVICE: Smart and Fast Service for a More Pleasant Experience X-SERVICE is an online, easily accessible mobile smart service built for users based on the XPENG Intelligent Service Platform, and is committed to transforming the traditional service experience to XPENG owners. XPENG 01 Through an exclusive service group, the service partner meets the full-cycle service needs of users when ordering, delivering and Online | exclusive group service enjoying our cars. 02 An integrated solution to provide users with online pre-diagnosis and appointment services. Intelligent | Integrated smart diagnosis 03 Using our intelligent service platform to trigger mobile services, we offer one-hour distance to service within the core urban area, to Mobile | one-hour distance to service better meet the needs of car owners. X-CERTIFIED Certified Second-hand Cars XPENG Inc. is committed to creating an intelligent and high-quality second-hand car trading service chain, allowing car owners to sell or replace vehicles with efficient value preservation, and allowing car buyers to choose and purchase vehicles transparently and safely, creating a “new” travel life for all. XPENG 01 Establish an intelligent assessment with an objective and reasonable official certification system, providing 199 official tests, Buy with confidence original factory upgrades, official transaction transfers and other services to ensure efficiency and safety, and provide certified second-hand car financial solutions. 02 We protect the rights and interests of second-hand car owners, ering the basic services of new cars; we provide a 7-day return Use with confidence policy and exchange services, and establish a full-cycle after-sales maintenance record tracking. Implementing the “rest assured replacement” service for our brand, 03 which provides high subsidies, insures 30 days of service, and Sell with confidence provides safe and convenient official one-stop service.

3 Ensuring Customer’s Safety XPeng Inc. attaches great importance to the user’s intelligent assisted driving safety education, and has launched the industry’s first smart assisted-driving safety system “intelligent driving points”, reminding car owners to follow the standards of use for auxiliary driving functions, helping car owners understand the safety boundaries of intelligent assisted driving, and improving their safety awareness. XPENG intelligent driving safety systems focus on intelligent assisted driving, with “intelligent driving points” as the core. The systems cover the two major aspects of education and assessment, including pre-use training, admission assessment, and safety reminders during use, throughout the different stages of learning-mastery-use. XPENG Launch online intelligent driving classroom, develop intelligent 01 assisted driving science cognition, operation guides and other Safety Education related content, and improve user’s safe driving skills in three stages including introductory level to science, advanced level to science, and guidance for use. When users use assisted driving and cause frequent or 02 long-time disengagement, fatigued driving, frequent lack of “Intelligent Driving Points” Reminders attention to road conditions, and similar risks, the system will deduct points according to different degrees of danger, and automatically push relevant safety reminders and corresponding safety learning content. 03 High-scoring users (personal intelligent driving with a residual “Intelligent Driving Points” Incentive Mechanism score greater than 90 points) can get priority XPENG OTA public beta rights in the future.

4 Shaping the XPENG Owner Culture We build the bridge of communication with car owners through our “XPENG Owners Club” and continue to enrich the customer experience with XPENG cars through premium car owner cultural activities such as “X-MOMENT” and “X-WALKER” to enhance the emotional resonance between XPENG and our car owners. X-MOMENT We create exclusive and high-end car owner activities for our premium customers, spreading XPENG’s spirit of exploration. In 2022, X-MOMENT innovated activities for XPENG owners by organizing several visits to XPENG headquarters in Guangzhou and XPENG owners banquets in 4 cities. Visits to XPENG : We invited XPENG owners to XPENG headquarters in Guangzhou for interactive communications and for owners to gain deeper insights into the culture of XPENG, experience our products, and take part in expert seminars on products as well as for us to listen to the real feedbacks and voice of XPENG owners. XPENG Owners Banquet: We invited XPENG owners to get together for banquets, where, in addition to a lottery drawing, XPENG staff carried out in-depth communications with XPENG owners to hear first-hand from our customers and their thoughts on product technology iterations, marketing, sales and marketing. “Dozens of XPENG owners met at XPENG office visiting XPENG’s headquarters to hold face-to-face communications with the G9 Product Manager, exploring local Cantonese culture and checking in on XPENG flying car and so on... What a wonderful time throughout 4 days and 3 nights. It is a hoot and a half.” Testimony from a XPENG Owner XPENG X-WALKER X-walker refers to XPENG owner volunteers, made up of loyal customers who highly identify with the XPENG brand, products and culture. We invite them to participate in special activities, such as public welfare events, auto shows and store activities to increase positive interactions between car owners and XPENG. In 2022, X-walker car owner volunteers participated in public welfare volunteer activities such as the Zhanjiang Mangrove Forest Beach Cleaning and Planting, Green Home Youth Action-XPENG Owner Weaving at Panda Village as well as the delivery ceremony for the first batch of G9s. Urban Welfare Map the urban welfare map refers to the exclusive welfare sharing and activity- co-creating platform for XPENG owners. Using the urban welfare map as a bridge, XPENG owners who join the urban welfare map can not only enjoy a more pleasant life, but also derive exclusive promotional traffic for their own brick-and-mortar stores, creating an exclusive welfare community together with other XPENG owners. XPENG Owners Banquet · Guangzhou Visits to XPENG · Users from the Midwestern Region Visited XPENG Headquarters in Guangzhou for Exchanges X-walker · Activity of Mangrove Forest Beach Cleaning and X-walker · Panda Village Public Welfare Volunteer Planting in Zhanjiang

5 | Improving Customer Satisfaction

XPENG complies strictly with the Law of the People's Republic of China on Protection of Consumer Rights and Interests, respects the lawful rights and interests of the consumers, puts owners' satisfaction first, and keeps improving the consumer experience. In 2022, the Company conducted monthly NPS[7] surveys focusing on what makes users referring the XPENG products and services to others. We used the feedback from these surveys for user follow-up and to make improvement plans for relevant departments to enhance our owners' product and service experience. Moreover, we continued to improve our customer evaluation indicators, utilizing customer evaluations as an important reference point for follow-up work and refinements, and continuously upgrading the quality of our products and services. In 2022, XPENG's five-star rating was 96%, exceeding our initial goal.

01
Goal setting and review

The achievement of the previous goals is reviewed to provide a reference for current service experience improvement and setting the current goals.

02
Multi-dimensional evaluation indicators

Comprehensive surveys are conducted regarding indicators such as service partners, service quality, service efficiency and service environment, and we strive to obtain thorough and objective customer evaluations.

03
Timely survey delivery

After vehicle delivery, the questionnaire is sent to achieve a 100% delivery rate of our satisfaction survey.

	2019	2020	2021	2022	2022 Goals
Percentage of satisfied respondents	84%	96%	97%	96%	96%
Percentage of customers who responded to our survey	25%	31%	47%	33%	N/A[Note]

Note: 7. Net promoter score, also known as word-of-mouth, is a metric used to measure the possibility of a user referring an enterprise or service to others. XPENG NPS survey began in April 2022.
Note: N/A indicates the goal of respondents as a percentage of the total number of customers is unknown.

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P7

ENVIRONMENTAL · SOCIAL · GOVERNANCE 072 >

4.2 | Quality Products

Driven by technological evolution, XPENG continues to discover more diversified functions of its products and has built advanced theory of product evolution toward for the future. By amassing global leading technologies, we improve the product management system across the entire value chain, and strive to provide global consumers with safe, more reliable and superior quality products.



4.2.1 | Product Series[8]

XPENG +

G9



Full scenario intelligence, super computing power, comprehensive sensing

800V ultra-fast charging platform with mass-produced chargers

Brand-new architecture scheme, ushering in the era of brand-new centralized electrical/electronic architecture

P7



Industry-leading ADAS & Xmart OS intelligent in-car system

Advanced sport sedan curves & wing door design

Exceptional control, dual motor 4 drive

P5



Industry-leading ADAS & Xmart OS intelligent in-car system

X Robot Face dynamic intelligent aesthetics design

X-Safety comprehensive active/passive safety, X-HP smart temperature control

G3i



Xmart OS in-car intelligent system

X Robot Face family design language

Panoramic space cockpit

Note: 8. Certain features of the models may vary according to the configuration. Please refer to the actual configuration of the products.

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4.2.2 | Product Quality

XPENG continues to improve its product quality management system. In 2022, the Company updated the Process Quality Control Procedures, and formulated and implemented the Whole Vehicle Inspection Control Procedures. Moreover, the XPENG's powertrain technology was developed in full compliance with the European Union laws and regulations as well as the WLTP (the Worldwide Harmonised Light Vehicle Test Procedure) requirements. The charging gun and charging interface designs were developed based on local real-use scenarios in the European Union to ensure the usability and safety of the products. The XPENG P5 and G3i models have obtained the (EU) 2018/858 on European Whole Vehicle Type Approval (WVTA), and the XPENG P7 model has passed China's first type certification of UNECE R79 from TÜV SÜD.

To improve target management in process control, we break down the quality objectives and enhance the system of responsibility to achieve the objectives through communication meetings and the assessment mechanism. In 2022, the Company developed the quality objective in the Supplier Quality Engineer (SQE) field, which is further divided into 30 objectives in 5 segments. Meanwhile, we formulated the 2022 Business Implementation Plan in the SQE Domain and followed up on the monthly performance.

ISO 9001

XPeng Inc . has obtained the ISO 9001 Quality Management System Certificate.

XPENG +

Product Quality Assessment

As part of its ongoing effort to ensure successful product quality assessment, the Company continues to improve the product quality control system, introducing 2 more review dimensions (product safety and information security) and refining the process control. Throughout the year, the Company supplemented 30 control delivery standards, optimized 46 control delivery standards, in addition to expanding and fine-tuning the existing system/process documents to meet business needs. In 2022, XPENG formulated the Monitoring and Measuring Equipment Management Procedure to present the quality validation and assessment results data in a more intuitive manner.

[Case] XPENG P7 Extreme Quality Assurance, Manifesting its Excellent Quality

From R&D validation to manufacturing of the XPENG P7, quality control spans the entire processes through 18 quality gates and over 1,700 dynamic/static inspection items. The key function inspection items are subject to 200% inspection. In the meanwhile, the Company has 250 testing vehicles and 151 experimental items with cumulative test driving mileage of over 5 million kilometers. As always, XPENG remains, deeply committed to quality control in accordance with stringent quality standards.



Quality Problem Handling

XPENG continued to refine its after-sales service quality measures such as the Management Measures for Fast Response to Market Quality Problems and the Measures for the Management of Market Quality Information, and promoted the visualization of data indicators and the efficiency of quality improvement. In order to address market quality problems identified from multiple channels, including 400 hotline complaints, store-side maintenance, back-end warnings, and others, XPENG uses quality methods and tools to analyze the problems, in accordance with the "Three Reality Principle[9] ". At the same time, it evaluates the effectiveness of our problem solving through mechanisms such as quality-focused daily meetings, director-level weekly meetings and meetings with the Company presidents. In 2022, we identified development, market and supplier problems, established a historical problem experience bank and standardized processes, and introduced an IT system to root out problems. We also created a checklist during the product development process to ensure proper spot check and confirmation upon data publishing, and perception assessment, and identified potential problems during the development process.

When handling each case of quality issues, we identify the common points from multiple aspects such as design, suppliers, production logistics and sales service, etc., to formulate countermeasures from the perspective of quality systems. In this way, we address the root causes of problems and achieve effective prevention. In 2022, the Company's SQE made special improvements including assistance to disadvantaged suppliers and guarantee of important functions and performed regular spot checks to ensure quality standards were implemented effectively.

XPENG follows the requirements of the national Regulations on the Administration of Recalls of Defective Motor Vehicles and has formulated a recall management document, Administrative Measures for the Recall of Defective Vehicles, to clarify the recall implementation process. In 2022, the Company reported no recalls of products due to problems in product quality or security.

	2019	2020	2021	2022
Number of products recalled (unit)	0	0	13,399	0

Indicator	2019	2020	2021	2022
Balance at the start of the warranty period (unit: thousand CNY)	73	34,597	111,351	371,140
Expenses paid during the warranty period (unit: thousand CNY)	575	925	32,352	61,551
Operating income (unit: thousand CNY)	2,321,219	5,844,321	20,988,131	26,855,119
Warranty expense as a percentage of the annual revenue	0.025%	0.016%	0.15%	0.23%

Note: 9. The scene, the situation, and the objects, which means taking practical countermeasures according to the actual situation of the scene.

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Quality Culture Enhancement

XPENG has formulated the XPENG Quality Culture Manual and certified the Company's Quality Culture Ambassador to be responsible for the promotion of its culture of quality assurance. Furthermore, the Company launched QC improvement campaigns and invited XPENG's management to get involved in the event and final appraisal process for QC improvement areas. In this way, we realized company-wide involvement in quality improvement initiatives.


P7

Emergency Relief System

To handle emergencies, the Company has formulated an emergency contingency plan for timely emergency response for its core products. In the past 3 years, the COVID-19 pandemic had major negative impact on logistics turnover efficiency. In order to ensure the production of each model, the Company performed a dynamic parts assessment for maintaining strategic stock and implemented classified management of parts stock according to the associated risks of parts. We also assessed the material risks on a monthly basis tracking the pandemic's impact on supply to adjust the quantity of stock. Meanwhile, we created stock on the VMI supplier side for certain parts and promoted multi-channel and multi-point supply of the parts and components to ensure safety of the supply chain.

Honors and Awards

XPENG +

01 In March 2022, Zhaoqing High-Tech Zone Management Committee awarded the Mayor's Quality Award to Zhaoqing XPeng Automobile Co., Ltd.(Zhaoqing Plant).

02 In November 2022, China Quality Certification Center awarded the CCC Type A Enterprise Certificate to Zhaoqing XPeng New Energy Investment Co., Ltd. (Zhaoqing Plant).

03 XPENG was ranked 1st in residual value among domestic BEV brands by J.D.Power

04 XPENG G3i was ranked 1st in new car quality in the small BEV segment by J.D.Power.

05 XPENG P7 was ranked 1st in APEAL in the middle size BEV segment by J.D.Power.

077 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 078

4.2.3 Product Safety XPENG complies strictly with national requirements such as the Measures for Management of Road Motor Vehicle Production Enterprises and Product Access, Technical Specification for Remote Service and Management System for Electric Vehicles and Provisions on Management of New Energy Automobile Production Enterprises and Product Access to ensure that the products meet the technical standards for safety, environmental protection, energy saving and anti-theft. XPENG has also established a monitoring platform on new energy vehicles (NEV) enterprises to monitor the relevant information in terms of whole vehicle, power battery, driving motor, vehicle failure in real time. The platform has passed access testing by China’s regulatory platform to ensure data consistency between testing and access. G3 C-NCAP10 rating: 5-star (comprehensive score:92.2%) C-IASI11 3 indicators won China Insurance Automotive Safety Index G rating (excellent) P7 C-NCAP rating: 5-star rating (comprehensive score:89.4%) P5 C-IASI 3 indicators won China Insurance Automotive Safety Index G rating (excellent) Note: 10. C-NCAP is the abbreviation of China-New Car Assessment Programme. C-NCAP conducts comprehensive safety performance testing of the cars, including passenger protection, pedestrian protection and active safety. 11. C-IASI is the abbreviation of China Insurance Automotive Safety Index. Its test items include the damageability and repairability index, vehicle occupant safety index, pedestrian safety index and vehicle assistant safety index. ENVIRONMENTAL SOCIAL GOVERNANCE UN R155 XPENG obtained UN R155 (UNECE Regulation No,155) certificate of compliance for cybersecurity management system 5-star health car XPENG G9 obtained the rating of 5-star health car of 2022 from China Automotive Engineering Research Institute 5-star rating XPENG P5 won i-VISTA 5-star rating 5-star rating XPENG P5 obtained C-AHI 5-star rating in the second batch of model tests 2022

XPENG Product Safety Performance Monitoring XPENG has formulated detailed handling processes for major incidents and batch quality problems and clearly defined the fast response requirements and emergency handling mechanisms. The Company conducts internal check of potential product risks, creates the warning and monitoring platform, and arranges full-time staff to monitor the operating status of the products 7×24. In this way, the Company is able to identify and improve any abnormal operating status to ensure vehicle safety. Product Safety Audits The Company sets management indicators with product quality safety, monitoring of safe operation, incident response and analysis, regularly monitors, measures, analyzes, assesses and improves the indicators, reports to personnel with responsibilities and powers on the results of product safety performance analysis and assessment periodically. Moreover, the Company conducts an internal audit at least once a year, at an interval of no more than 12 months, to ensure the adequacy and ectiveness of the product safety management system. Product Safety Risk Assessment The Product Safety Working Group is responsible for formulating the rules for management guidelines for product safety assessment and performs safety risks assessments. The Company determines the levels of potential safety risks identified upon assessment, prioritizes the issues with higher risk levels and keeps the full-process records for analysis. Product Safety Training The Company actively organizes the employees to participate in various quality and safety training sessions. In 2022, the Company organized 3 product safety training sessions with regards to safety system building. ENVIRONMENTAL SOCIAL GOVERNANCE

05

Heralding Low-Carbon Green Growth

Adhering to green development, XPENG implements the concept of sustainability throughout its production and operation, so as to optimize resource utilization and reduce pollutants. We actively explore low-carbon technologies to advance carbon neutrality and drive sustainable development.

1.72 Million tons	**14,188** Tons[12]	**2** Participations
Full life cycle reduction of CO_2 emissions from electric vehicles we delivered for year 2022, compared with conventional ICE vehicles.	Photovoltaic power generation helped reduce CO_2 emissions.	Participated in the compilation of carbon emission accounting standards for the automotive industry.

EXPLORER
OF FUTURE MOBILITY

Note: 12. The data for CO_2 emission reduction comes from the Zhaoqing Phase I PV power project and the Guangzhou base PV project.

083 ENVIRONMENTAL · SOCIAL · GOVERNANCE



ENVIRONMENTAL · SOCIAL · GOVERNANCE 084

[ Feature ] Building the Green Value Chain Integrating the green concepts into the entire life cycle of automotive products, XPENG takes active measures across the whole chain of product design, raw material selection, manufacturing, logistics & transportation and resource recycling, so as to achieve a harmonious coexistence between products and the environment and build the green value chain of XPENG. At the sub-forum themed China’s Path to Decarbonization: ESG Practice and Development of the 4th Forum for Credit System Construction of Chinese Cities, XPENG was listed among Xinhua Credit “Jinlan Cup” best cases of “carbon peak and carbon neutrality” technology innovation. 1 Green Design XPENG actively promotes green design and R&D to improve the impact of its electric vehicle life cycle on the environment under the premise that vehicle performance and safety is ensured. XPENG Lightweight and high rigidity helped extend the vehicle product life, reduce carbon emissions during the vehicle life cycle, and improve the efficiency of the electric drive system. Through a low-wind resistance design, overall vehicle energy consumption was reduced, leading to lower carbon emissions. By improving the operating conditions of the intelligent computing center, we reduced energy consumption of intelligent computing, making it more efficient and greener. We used green, non-hazardous and recyclable materials to reduce pollution to the environment. [Graphic Appears Here] ENVIRONMENTAL SOCIAL GOVERNANCE

2 | Green Materials

Valuing the environment-friendly characteristics of products from the source, XPENG carried out active R&D and utilization of green materials. We work diligently to use green, harmless and recyclable materials to reduce environmental pollution.

XPENG +

| Control and Substitution of Hazardous Substances |

We have established a comprehensive control system for banned substances and are gradually promoting the reduction and substitution of hazardous substances while ensuring that the environmental performance of the entire vehicle meets appropriate standards. The Company controls hazardous substances and recycling rate targets in products according to the Compliance Management Measures for Prohibited and Restricted Substances and Recycling. Hazardous substances must meet the Requirements for Prohibited and Limited Substances in Automobiles.

While meeting the national standard GB/T 30512 of the Requirements for Prohibited Substances in Automobiles, the materials of spare parts and components have additional requirements including that asbestos substances should not be detected, and that the content of phthalates not exceed 0.1%. In 2022, we established a VOC (Volatile Organic Compounds) evaluation standard system and process specification covering the whole vehicle, parts and materials.

【Case】Carbon reduction project by closed-loop recycling of aluminum plates for automobiles

XPENG comprehensively recycles aluminum plates used in the stamping process of four doors and two covers (self-made components). In 2022, we completed the transformation of the production line and the closed-loop recycling of aluminum plates, realizing fine classification. We recycled 100% of the leftover stamping materials from the original production line of the plants. After the melting and rolling processes, we developed and produced aluminum plates with the same performance and reused them for automobiles, thus reducing the carbon emissions of aluminum materials for bodywork. The project has been designated as a special project for pollution control, energy saving and carbon reduction by the National Development and Reform Commission.


小鹏


P7

< 087 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 088 >

3 Green Manufacturing Adhering to green manufacturing, we strictly controlled the use of resources and pollutant emissions in vehicle production to reduce unnecessary waste of resources in accordance with the Environmental Protection Law of the People’s Republic of China and the related laws and regulations on pollutant emissions in the operation sites. We promoted clean production, waste recycling and low-carbon energy solutions in our manufacturing plants through source-controlling emission reduction, in-process control and end-of-pipe treatment. The Zhaoqing manufacturing base was recognized as “Green Factory” by the Ministry of Industry and Information Technology in 2022. Energy Saving and Green Development The Company made a number of energy saving and emission reduction efforts, and promoted the use of clean energy. The Phase I distributed photovoltaic (PV) project located in the Zhaoqing manufacturing base was connected to the grid in November 2021. Utilizing the vacant space at the plant, we constructed distributed photovoltaic systems on the roofs of final assembly and welding workshops, as well as parking lots. The project has an installed area of 170,000 m2 and an installed capacity of 20.74 MW. As of December 31, 2022, the total power generation of the project reached 24,550,000 kWh, of which 11,493,000 kWh was used by XPENG. With an average PV consumption rate of 47%, we saved electricity costs of more than CNY 3.77 million and reduced CO2 emissions by 13,085.0 tons. The PV project in the Guangzhou base generated a total of 2,070,000 kWh of electric power during the reporting period, of which 2,059,000 kWh was used by XPENG. With an average PV consumption rate of 99%, we reduced 1,103.50 tons of CO2 emissions. In the future, XPENG will continue to promote the use of clean energy. We plan to build the Phase II PV project in the Zhaoqing manufacturing base, and deploy photovoltaic power generation projects at the manufacturing bases and office building headquarters. Water Resources Management The Company recycled its air conditioning condensate water, cooling tower drained water, RO concentrated water generated by the painting pure water station in the plants, and the cooling tower also used circulating water. In 2022, the total water consumption of the Company was 987,330 m³ and the amount of recycled water (reuse of sewage water) was 153,066 m³. Meanwhile, for production wastewater and domestic wastewater, the Company carried out physicochemical and biochemical processes at the wastewater treatment station, and commissioned qualified third parties for monitoring processes to ensure that the wastewater met the discharge standards before being discharged, so as to avoid water pollution. With municipal water as the Company’s water source, there was no issue finding an applicable water source, nor were there any incidence of or fine of polluting water resources during the reporting period. In the future, we aim to reduce the use of fresh water by, for example, increasing the amount of recycled water, and reducing wastewater discharge. We are committed to reaching an industry-leading level in terms of water efficiency. ENVIRONMENTAL SOCIAL GOVERNANCE

XPENG +

Waste Gas Management

We took measures to protect the air quality environment during the production process. We reduced the generation and emission of pollutants by adopting low VOC emission paints, building catalytic combustion and dust removal equipment, etc.


P5
P7

Welding workshop

We adopted a high efficiency dust collector filter to adsorb fume and dust, with dust removal efficiency of 99%. We used a mobile welding fume purifier for scattered CO_2 protection welding machines. The welding fume was purified by a mobile welding fume purifier to meet relevant standards before being discharged to the workshop, so as to improve the internal working environment and effectively reduce waste gas emissions.



Coating workshop

We adopted the B1B2 water-based spraying process, thus reducing VOCs emission by 15% compared with conventional process. We used the industry's latest "waste gas concentration rotor + incinerator (RTO device)", which enabled the organic pollutants in the waste gas to be fully combusted and decomposed. With a removal rate of more than 95%, this effectively purified the organic pollutants.



Coating plant

We reduced waste gas emissions by controlling the consumption of cleaning solvents, reducing the frequency of robotic color change cleaning, optimizing process parameters and simulation procedures, etc.



In 2022, XPENG emitted 0.4 tons of sulfur oxides, 2.3 tons of nitrogen oxides and 2.0 tons of particulate matter. In the future, we aim to continuously reduce the emissions of nitrogen oxides, sulfur oxides and particulate matter per unit of production to safeguard air quality.



< 091 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 092 >

Waste Management

For waste management, The Company formulated internal management policies such as Environmental Protection Management Procedures and Hazardous Waste Management Procedures to control all aspects of waste such as separate collection, transfer and removal. We established a solid waste system platform for declaring the transfer of waste. Then we entrusted a qualified third party to ensure proper disposal of the waste.

We carried out cement hardening and anti-seepage treatment for the waste dumping site, and installed ground leachate collection ditches. Safety measures such as a dry powder fire extinguishing system, a combustible gas monitoring system and an electrostatic discharge device were equipped to avoid environmental pollution accidents. In addition, metal scraps, waste packaging materials, hazardous wastes (paint sludge, waste organic solvents, sludge, waste paint drums, etc.) and domestic waste were sorted and recycled to minimize the negative impact of waste on the environment.

In 2022, the Zhaoqing manufacturing base achieved its target of generating less than 14.28 kg of hazardous waste per vehicle as scheduled. In the future, we aim to reduce waste emission density by harmless and resourceful management of waste generated in production.



Hazardous Waste Management Measures:

XPENG +

01 Separate collection

Monthly inspection of the classification of hazardous waste in the workshop to avoid mixing with domestic and industrial waste.

02 Registration

Weighing and recording all incoming hazardous waste; tracking and managing hazardous waste management goals for each plant.

03 Proper transfer

Signing hazardous waste disposal contracts with qualified third-party units, establishing a record process for hazardous waste transport and warehousing, and cleaning up hazardous waste in accordance with the Hazardous Waste Transport Management Measures.

04 Hazardous waste reduction

Reducing hazardous waste generation by adding liners to the glue barrel for welding, adjusting the lower limit of the glue pump, recycling empty barrels, recycling residual glue and draining paint residue.



< 093 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 094 >

4 | Green Packaging

We replaced the original wooden frame packaging with recyclable and reusable iron frames so as to reduce the use of disposable cartons and wooden boxes. The Company enabled a total of 3 suppliers to make packaging improvements in 2022, and 5 suppliers were involved by the end of 2022. We reduced the use of large cartons by about 55 per day, with a total reduction of about 20,000 cartons during the reporting period. In the future, we will continue to promote another 15 suppliers' participation in this initiative.

Indicators	Unit	2021	2022
Amount of packaging materials	ton	26	62[13]
Packaging material density[14]	ton/CNY (thousand)	1.2×10^{-6}	2.3×10^{-6}



Note: 13. Including the consumption of packaging materials in the Zhaoqing manufacturing base and Guangzhou manufacturing base.
14. Unless otherwise specified, density indicators such as density of packaging materials used, density of energy used, and density of emissions in this report are calculated using operating revenues in CNY (thousand) as the denominator.

5 | Green Logistics

In transport, we improved the loading capacity of single transportation and reduced the frequency of transport by optimizing our transport strategy and increasing the full load rate of transport, thus reducing the carbon footprint of products.

Increasing the Full Load Rate

According to the contract structure and recent scheduling resources, we adjusted the vehicle loading order. In consideration of the estimated sales trend, we replenished the inventory in advance for transport orders without full load, thus improving the full load rate and reducing the energy consumption and carbon emission in transport.



Optimizing the Mix of Water-rail Multimodal Transport

In consideration of the efficiency of water transport and railroad transport, we increased the proportion of railroad transport in inland regions, and reduced the demand for connecting transport from ports to warehouses, thus reducing unnecessary transport journeys.



XPENG +

6 | Green Recycling

We have established a whole-process waste power battery recycling management procedure to manage end-of-life batteries generated from prototype tests, production and after-market sales/clients. We are also exploring battery cascade utilization and recycling and reuse. For the end-of-life batteries generated by after-market sales/clients, consumers can send their vehicles to the after-sales service center for professional diagnosis by XPENG maintenance technicians. We will dismantle the batteries that meet end-of-life conditions, and enter the relevant information into the internal information management system and traceability management system. We then transport them to professional warehouses for temporary storage in accordance with relevant transport requirements, and finally we hand them over to qualified suppliers for recycling and reuse.



< 095 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 096 >

5.1 Tackling Climate Change XPENG actively responds to the challenges posed by climate change. Referring to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we carried out climate change management and took practical actions in four areas: governance, strategy, risk management, and indicators and targets. XPENG 5.1.1 Governance In 2022, the Company further improved its management mechanism on tackling climate change. We upgraded the former Carbon Neutrality Project Working Group to Carbon Neutrality Working Group, which is fully responsible for the Company’s strategic planning and daily management in carbon neutrality. The Carbon Neutrality Working Group, headed by the vice president of the Company, included functional leaders or key members in product planning, R&D, battery, quality and safety, project management, procurement, manufacturing, charging, brand PR, administration, public welfare foundation, investment and financing, and finance and operations. ENVIRONMENTAL SOCIAL GOVERNANCE

5.1.2 | Strategy

The global response to climate change and China's carbon peaking and carbon neutrality goals have brought new risks and opportunities to the automotive industry. Based on the characteristics of the industry and the Company, XPENG identified the physical risks and transition risks, and gradually improved our management strategies for mitigating, adapting to and fighting climate change in the future.



Risk category	Related potential climate change risks	Countermeasures
Regulatory Risks	As the world is gradually valuing the risks brought by climate change and promoting the regulatory and disclosure requirements related to climate change, the Company will need to meet more compliance requirements to promote its global business.	To identify physical risks and transition risks, and gradually improve management strategies for mitigating, adapting to and fighting climate change.
Technical Risks	The general trend of low-carbon economic transformation has given rise to the demand for low-carbon production. We may face the pressure of equipment replacement in the short to medium term to meet the development requirements of new technologies and new processes.	To establish and improve the energy management system, implement online monitoring and analysis on energy consumption, and relentlessly pursue energy consumption reduction per vehicle unit, making continuous efforts in emission reduction.
	The increasing market popularity for low-carbon products will propel enterprises to develop lower-carbon technologies and products. Our investment in low-carbon R&D will probably increase.	Taking the carbon reduction of raw materials as the starting point, we will promote the reuse or dismantling and recycling of materials, as well as the development and application of low-carbon alternative materials.
		To use low-carbon and lightweight components.
		To establish carbon emission reduction example programs, develop and utilize clean energy sources, such as distributed photovoltaic power generation, and high-voltage, high-power fast charging.
Market Risks	The scarcity of non-renewable resources and energy will increase the uncertainty of product cost and selling price. The electric vehicle industry may face market acceptance and consumer choice risks in the medium and long term.	To actively carry out R&D of alternative materials to reduce dependence on single energy sources and resources.
	The increase in the price of traditional energy will also bring higher costs to production facilities, and challenge the ability and cost of enterprises to access renewable energy.	
	Climate change makes more people pay attention to the carbon emissions of electric vehicles throughout their life cycle. Enterprises need to recycle batteries, which may have a certain impact on finances.	
Extreme Weather Risks	Business premises may not operate normally due to extreme weather.	To formulate emergency plans for extreme weather, strengthen potential risks identification measures and ensure the safety of plants, stores and other places according to weather forecasts and other information.
	Delay in supply chain, production and delivery caused by climate change and natural disasters, etc.	To monitor the supply chain in real time, find alternative suppliers in time, evaluate the impact on production, delivery and finance in the worst case, and share information among sales, production, delivery and finance departments in real time.
	The Company's server is located in a different place, so the backup system can't get the data in real time. If the server fails due to extreme weather, some data may not be recovered in time, resulting in the risk of data loss.	To reasonably use commercial insurance and other means to reduce the losses that may be caused by extreme weather.
Opportunities	As the state actively promotes carbon peaking and carbon neutrality, the new energy vehicle market has extensive room for development.	To make long-term plans and comply with the national carbon-neutral policies, integrate climate change adaptation into the entire life cycle across product design, procurement, production, sales and operations, create a "XPENG economical mode" to tackle climate change risks, and continue to launch low-carbon energy vehicles that meet consumer's needs.
		To actively promote carbon emission reduction across the entire life cycle and value chain of electric vehicles, establish a closed-loop system for carbon emission reduction, create a positive carbon-neutral corporate image of XPENG, build long-term corporate citizenship and social value.

099 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 100

5.1.3 | Risk Management

The Company has incorporated climate change risks into its risk management routine, carrying out climate change risk identification, assessment and response, and reporting to the Board of Directors on related matters. We continuously monitored the international society, national and industry trends, identified and updated the major risks and opportunities related to the Company in four major areas including policies and laws, technology, markets and extreme weather. After the Company identified risks, relevant departments assessed the impact of each risk under general scenarios and worst-case scenarios, developed alternative treatment plans, and provided timely internal and external warnings. The Company has established a comprehensive risk management structure and risk identification, assessment and management processes, as described in the "Risk Control" section.

XPENG +


G9

5.1.4 | Metrics and Targets

We will systematically promote carbon neutrality, set short-, medium- and long-term carbon reduction targets, review and optimize the targets, and steadily promote climate change management. For the set targets, we have completed the following preliminary work of the project on schedule.

Building a Carbon Emission Measurement System

To accurately calculate the greenhouse gases generated by the Company's production and operations, we conducted a carbon inventory of the Company and its value chain in 2022 and obtained the following results.

01
Carbon footprint overview

Through learning and analyzing domestic and international industry standards, communicating with external experts and more than 50 internal business experts, we identified carbon emission sources in business scenarios and formed a value chain carbon footprint map (containing more than 70 carbon footprints).

02
Building a carbon emission measurement model

We established activity database tables and carbon emission factor database tables for the business and procedures involved in carbon emission and built a measurement model according to the calculation methods of different emission sources.

03
Delivering enterprise and vehicle lifecycle carbon emission measurement results

We carried out internal measurement of enterprise carbon emissions and lifecycle carbon emissions of each vehicle model, with emission categories covering Scopes I, II and III. Based on the carbon emission measurement system of XPENG, in consideration of business and physical boundaries, we divided the Company into several business units that could measure carbon emissions independently, and measured carbon emissions for each business unit separately. Each business unit can be detailed to the emission source level.

04
Carbon footprint assessment of mass production models

We assessed the carbon footprints of G3i, P5, P7 and G9. Compared to traditional ICE vehicles, the full life-cycle CO_2 reduction of electric vehicles delivered by XPENG in 2022 was about 1.72 million tons[15].

Note: 15. The full life-cycle carbon emissions of conventional gasoline vehicles are from the China Automobile Low Carbon Action Plan (2022) published by Automotive Data Center, and the full life-cycle carbon emissions of each XPENG vehicle in 2022 are from the XPENG carbon emission measurement model.

< 101 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 102 >

Participation in the Formulation of Industry Carbon Emission Measurement Standards XPENG participated in the preparation of the Greenhouse Gas Emission Measurement and Reporting Standard for Automobile Industry Manufacturers, the group standard of China Association of Automobile Manufacturers (CAAM), and Technical Specifications for Carbon Emission Measurement of Automobile Plants, a local standard of Guangdong Province. Setting Carbon Reduction Targets and Plans We carried out carbon emission measurements for departments within the Company that could do so independently. We promoted several departments to take the lead in formulating carbon reduction plans and setting carbon reduction targets. We made the Zhaoqing production base a pilot unit for detailed carbon emission status measurements, and set targets and breakdown tasks for emission reduction. Establishing a Carbon Neutral Management Reporting Mechanism We established a carbon neutral management reporting mechanism, which stipulated reporting the ectiveness of carbon neutral work to the Company on a regular basis, monitoring the achievement of carbon emission reduction targets and the progress of emission reduction projects in each business unit, and evaluating the ectiveness of the Company’s green and low-carbon development. ENVIRONMENTAL SOCIAL GOVERNANCE

5.2 Environmental Management The Company strictly abides by the laws and regulations such as the Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution and the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution by Solid Waste. Taking the principles of “abiding by laws and regulations, putting safety first” and “keeping pollution and contamination the lowest, continuous improving our pollution prevention” as the guideline, XPENG continued to improve its environmental management, strengthen environmental supervision and audit, enhance environmental awareness and strengthen the foundation of environmental management. During the reporting period, we were not subject to any penalties or fines for causing environmental pollution. XPENG 5.2.1 Environmental Management System The Company kept improving its environmental management system and shouldering its environmental management responsibilities. In terms of policy and regulations, we have established a host of internal management procedures such as Environmental Protection Management Procedures, Environmental Monitoring Management Procedures, Environmental Protection Facilities Management Procedures and Environmental Occupational Health and Safety Management Manual, all of which regulate our environmental management work. In terms of management structure, the Zhaoqing production base has established a sound management structure of safety and environmental system, forming a three-level management system: decision-making, organization and implementation. In 2022, the Zhaoqing production base obtained the ISO 14001 environmental management system certification. XPENG’s internal environmental management systems Environmental Protection Management Procedures Management Procedures for Noise Pollution Control Emergency Plan for Environmental Pollution Accidents Environmental Monitoring Management Procedures Management Procedures for Wastewater Pollution Control Environmental Protection Facilities Management Procedures Management Procedures for Identification and Evaluation of Hazardous Waste Management Procedures Environmental Factors Code for General Waste Management Management Procedures for Waste Gas Pollution Control ENVIRONMENTAL SOCIAL GOVERNANCE

Environmental Audit

In accordance with the environmental, occupational health and safety management system internal audit plans and Internal Audit Management Procedures, XPENG's Zhaoqing production base carried out internal audit for the environmental occupational health and safety management system. Each department actively rectified the problems identified during the inspection, compared and reported them horizontally to avoid the recurrence of similar problems, and completed the Management Review Report of Environmental Occupational Health and Safety Management System.

We also took the initiative to accept social supervision and regularly commissioned qualified third parties to carry out monitoring of wastewater, waste gas and groundwater. The monitoring results all met the standards. In the past four fiscal years, we have not incurred any fines related to environment or ecology.

Valuing Suppliers' Environmental Protection Behavior

We compiled the Safety and Environment Management System for Interested Parties of XPeng Inc. and required that for every construction project the Agreement on Safety and Environment of Interested Parties and the Commitment Letter on Safety and Environment of Interested Parties be signed with the contractor.

Emergency Management of Environmental Incidents

We have developed a comprehensive environmental monitoring and risk factor identification mechanism, which can effectively prevent sudden environmental pollution accidents. We have an Emergency Response Plan for Environmental Emergencies and an emergency response team to ensure that we can effectively and efficiently tackle environmental emergencies. In the meantime, we regularly organized internal publicity, training and annual emergency drills and reviews to continuously improve employees' awareness of environmental protection.

XPENG +


P5

5.2.2 | Green Office

XPENG advocates green low-carbon development. In the work we took actions to conserve resources and energy; in daily life we encouraged employees to use electric vehicle products of clean energy and provided corresponding parking fee concessions and subsidies.

Energy saving	Resources conservation
Encouraging paperless office.	Advocating the use of recycled paper and double-sided printing.
Keeping the lights off during lunch break and limiting the lighting during non-working hours on weekends.	Advocating centralized dining in restaurants to reduce the waste of resources caused by food packaging.
Reducing power consumption of meeting rooms.	Providing reusable stationery.
Providing battery electric vehicles for employees to go out for business/commuting.	Using products with energy-saving effect.

5.2.3 | Environmental Protection Training

The Company attaches great importance to enhancing the environmental awareness of all employees. In 2022, we conducted 9 environmental training sessions inviting all employees, including environmental factor identification and hazardous waste management, with a total of over 2,000 participants. In addition, each plant also organized many offline environmental training sessions for relevant management staff to jointly fulfill the Company's environmental responsibilities.





< 107 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 108 >

06

Partnering with XPENG to Build an Inclusive Ecosystem

Talent is the driving force behind sustainable development of XPENG. The Company is committed to protecting the rights and interests of employees. We provided competitive salaries and multiple channels of democratic communication, built a comprehensive employee training system and a sound occupational health management mechanism. In addition, we promoted supply chain management and shouldered social responsibility, so as to work with all parties to build a harmonious society.

15,829 People	100%	5 Million CNY
15,829 employees in total.	100% of our suppliers signed the Integrity Commitment Letter.	Annual donation of about CNY 5 million.

EXPLORER
OF FUTURE MOBILITY


G9

109 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 110

6.1 Employee Rights We remain, as always, focused on talent attraction and discovery, and try to create a respectful, inclusive, diverse and positive work atmosphere for all employees, so as to create a passionate, creative and sustainable talent development team. 6.1.1 Equal Employment Complying with the Labor Law of the People’s Republic of China, the Labor Contract Law of the People’s Republic of China and other laws and regulations, we updated the Recruitment Management Rules and Regulations to regulate routine employment-related work, including hiring, dismissal, working hours and other arrangements and rules, and we eliminate discrimination on the basis of gender, age, race, nationality, religious beliefs, or other social and personal factors, and give equal job opportunities to all employees and candidates according to the law. In addition, we provide job opportunities for people with disabilities according to the actual situation, and we also required our suppliers and partners to comply with the laws, regulations and terms of equal employment. Respecting the unique characteristics of each employee, the Company is committed to providing a diverse, inclusive and equal work environment. We provide anti-discrimination and anti-harassment training to all new employees. We oppose and prohibit physical, psychological or verbal discrimination, harassment or humiliation by anyone. Once discovered, all personnel are able to report it through the appeals procedure, and disciplinary action or dismissal would be taken if it is confirmed. During the reporting period, there were no incidents of discrimination or harassment identified by the Company through self-inspection or by reports. For details of the working mechanism of specific appealing channels, please refer to the section of Employment Compliance. Strictly abiding by local employment compliance requirements in overseas operations, we updated our recruitment regulations XPENG for overseas. We signed employment contracts that complied with local laws and regulations with overseas employees, purchased and paid local legal benefits and provided local statutory holidays. We actively carried out campus recruitment, employing over 1,500 university graduates of class 2022, thus providing more employment opportunities for campus hires from erent regions and bringing in talents for the Company. The Company starts the next year’s human resources planning in November every year. Based on the business plans of each department and the Company’s budget requirements, the Company works out the final human resource plan for the following year through the labor efficiency coding method and the business process analysis method, among others, and uses it as the basis of recruitment plan to guide the recruitment work, so as to reasonably allocate human resources to support the business work. The Company has established a talent pool and regularly conducts human resource analysis every year to provide talents for each business line of the Company. At the same time, the Company also provides internal job postings and career transition opportunities for employees who may not fit their current position. ENVIRONMENTAL SOCIAL GOVERNANCE

The Best Employer awards won by XPENG in 2022 are as follows. ChinaHR Zhaopin 2022 Newly Selected Good Employer & Employment Top 100 Best Employers in China 2022 Promotion Case of the Year Nowcoder Zhipin 2022 NFuture Popular Emerging Campus Recruitment Best Employer of Retaining Talents King’s Ark Employer Unit 2021 2022 Total number of employees Person 13,978 15,829 Number of part-time/internship employees Person 1,166 802 Number of new employees Person 8,894 7,910 Number of employees with disabilities Person 50 114 Proportion of employees by sex Unit 2021 2022 Male employees % 79.0 80.4 Female employees % 20.2 19.4 Undisclosed % 0.8 0.2 Proportion of employees by employment rank Unit 2021 2022 Senior management % 0.2 0.1 Middle management % 10.2 9.0 Ordinary employees % 89.6 90.9 Proportion of employees by age Unit 2021 2022 29 years old and below % 45.7 46.6 30-49 years old % 52.1 51.3 50 years old and above % 0.3 0.3 Undisclosed % 1.9 1.8 Proportion of employees by region Unit 2021 2022 Chinese mainland % 97.8 98.5 Hong Kong, Macao and Taiwan % 0.1 0.2 Other regions % 2.1 1.3 ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

6.1.2 | Employment Compliance

As a global business, we uphold the Universal Declaration of Human Rights, Guiding Principles on Business and Human Rights, the International Labour Standards of the International Labour Organization (ILO), and the Voluntary Principles on Security and Human Rights. We solemnly undertake to properly understand and appreciate human rights issues, respect the cultures, customs and languages of each country and region, and strive to conduct our business activities in harmony with the societies of each country and region.

We strictly prohibit any operations and partner from employing any kind of child labor and forced labor. We sign labor contracts with all regular employees and freelancer work agreements with interns and temporary workers, etc. We require all candidates to go through the formalities with their legal and valid identity documents, review the legal working age, and immediately terminate the employment relationship if child labor and forced labor are found, and deal with the situation according to regulations. We regularly conduct human rights risk assessments covering all employees of the Company and our subsidiaries and incorporate a risk management process into our human resources review process to verify employment compliance. Since the Company's inception, we have not had any incidents of violation of employment laws and regulations or relevant guidelines in the places where we operate, nor have we had any incidents of employment of child labor, forced or compulsory labor.

The Company has formulated the Rules and Regulations on Staff Conduct to encourage employees to complain about discrimination, harassment, fraud and human rights issues through complaint channels. Our employee relations team set up a complaint handling team to handle employee-related complaints, conduct fact-finding and evaluation of the complaints, discuss and conclude them with the employee's department as well as human resources, internal control and legal affairs departments within one month. In 2022, we did not receive any related employee complaints about discrimination, harassment, fraud or human rights issues.



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HR Review Process

01

Step 1

During the recruitment process, the recruiters check the basic information of personnel, their employment relationship, and whether they have prohibition of business strife.

02

Step 2

During the interview process, the candidate's experience and ability is comprehensively assessed through the HR interview and business interview (2 rounds or more).

03

Step 3

Going to a certain level through the offer approval process to ensure that the employment meets the Company's job requirements.

04

Step 4

Conducting a background investigation of personnel of P7 and above (including some special positions of P6A) through professional background investigation companies and producing formal background investigation reports.

05

Step 5

Conducting anti-fraud compliance inquiries on select personnel with reference to the Anti-Fraud Alliance compliance requirements to confirm that the personnel meet applicable requirements.

< 115 ENVIRONMENTAL · SOCIAL · GOVERNANCE

ENVIRONMENTAL · SOCIAL · GOVERNANCE 116 >

6.1.3 | Compensation and Benefits

In 2022, we updated the Salary Management System to further clarify the salary composition, stock, tax and welfare management in different countries, to provide employees with competitive salaries and diversified welfare systems in the global market, and to enhance employee well-being.

We provide employees with diversified salaries and benefits, including basic salary, annual promotion salary adjustment, year-end bonus, stock and so on. In 2022, we gave male and female employees equal pay. We also provided interns and labor dispatched employees with competitive salaries, salary incentives and performance bonuses that reflect the value of the position, and some non-salary benefits.

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Benefit Composition

01 Annual medical checkups

We provide domestic regular employees/consultants who have been employed for six months or more with industry-standard medical checkup packages, and offer a variety of medical checkup upgrades at better-than-market prices for employees, as well as better-than-market plans and prices for employees' spouses, children, and parents to purchase on their own.

02 Commercial insurance

We purchase commercial insurance for all employees every year, including term life insurance, critical illness insurance, accident insurance, and medical insurance, and also provide better-than-market plans and prices for employees' spouses, children, and parents to purchase on their own.

03 Overseas business travel insurance

We purchase overseas business travel insurance for employees on short-term overseas business trips, providing them with 24-hour insurance coverage during their business trips, with insurance covering multiple countries and regions.

04 Employer's liability insurance

The Company purchases employer's liability insurance for manufacturing employees in the plants in service to provide protection for positions with higher labor risks.

05 Maternity and paternity leave

We provide our employees with paid maternity and paternity leave as required by law to ensure their right to healthy childbirth.

06 Women's benefits

For female employees, we provide separate, hygienic and comfortable breastfeeding rooms.

07 Non-regular employee benefits

Interns and labor dispatched employees are entitled to non-pay benefits such as dining hall, participation in music festivals, and purchase of commercial insurance coverage.

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 118 >

6.1.4 | Democratic Management

We attach importance to employees' opinions and have diversified communication channels for employees both online and offline to enhance communication and interaction with them. The channels are as follows.

Offline means of communication	CEO 1-to-n communication: Meal with CEO
	1-to-1 communication platform: 30' Listening
Online means of communication	CEO's letter to all staff
	"XPENG people" WeChat official account
	"XPENG's Words" Feishu subscription
	Feishu topic group

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【Case】Meal with CEO: CEO directly understands employees' opinions

Meal with CEO is an internal communication platform of the Company established in 2019. It provides an opportunity for a designated group to communicate equally with the senior management each time, reflecting XPENG's "classmate culture". In 2022, Mr. Xiaopeng He, CEO of XPENG, had 1-to-n direct communications with representatives of the winning team of Innovation Achievement Award, Cultural Stars, employees with XPENG vehicles and employees of auto trade stores, to understand front-line employees' opinions.


XPENG INNOHERO TOP10
十大创新成就奖
XPENG INNOHERO TOP10
十大创新成就奖

【Case】30' Listening: 1-to-1 in-depth exchange between CEO and employees

In November 2022, we launched a brand-new internal communication platform — 30' Listening, through which we provide a face-to-face communication opportunity for an employee with CEO. This platform features a 30-minute conversation between CEO and the employee via lunch meeting or talking session, helping the CEO learn employees' mindsets and feedback while encouraging employees to communicate directly with management.



< 119 ENVIRONMENTAL · SOCIAL · GOVERNANCE


P5

ENVIRONMENTAL · SOCIAL · GOVERNANCE 120 >

6.1.5 Employee Privacy Protection The Company attaches great importance to the privacy protection of employees. In 2022, the Company continuously improved the Measures for the Administration of Data Information Disclosure and clarified the requirements for classified management. We will take disciplinary actions against any information leak that infringes employees’ privacy. We have set up a standardized approval process for the use of employee data to protect employee data from abuse and misuse by controlling data confidentiality and carrying out approval with the business side and the departments of legal affairs and human resources. In addition, we have built a good data management and control system with regard to the following five aspects: data classification and grading, data grading control measures, data authorization and approval matrix, data de-labeling principles and methods, and data retention and expiration processing methods to ensure the maximum protection of employee data. In 2022, the Company was not penalized for violating the regulations on personal information protection.

[ F e at u re ] Witn e s sin g t h e G r o w t h o f Employees The company’s broad platform helps employees grow. Adhering to the initial intention of growing together with employees, we provided employees with diversified development channels and targeted training systems to continuously strengthen the construction of the talent team. 1 Incentive for Employee Growth In 2022, we updated our Performance Management System, standardized the whole process management of performance, and established the OKR management system. The Company evaluates and examines employee performance by combining objectives and key results (OKR) with key performance indicators (KPI) to ensure that employee performance reflects personal value. We set work goals with employees at the beginning of each year, and apply multi-dimensional performance evaluation to determine employees’ performance, so as to improve employees’ performance. We have formulated the Equity Incentive Policy, which mainly covers employees who have made great contributions. The incentives come in the form of restricted shares, restricted share units, dividend equivalents, share appreciation rights and share payment. In 2022, we took employee performance, rank and company strategy into consideration in the equity incentive plan, and decided to grant a batch of employee stock incentives, which will be made available to corresponding employees in four years. 2 Support for Employee Development The Company has set up a standardized ranking system and promotion mechanism. We set up a fixed promotion window every year to provide upward development path for employees and realize shared growth of employees and the Company. All employees can participate through nomination or self-nomination, and the evaluation standard is based on the qualification of their grades/positions. The evaluation personnel include the person in charge of the organization, superiors, business-related people and human resources department to ensure that the promotion process is fair, just and open, and the results are authoritative and valid. The promotion mechanism effectively takes into account the development opportunities of all employees as well as the incentive to retain outstanding talents. 3 Professional Staff Training We provide a sound training management system for our employees. In 2022, we updated our Training Management System and Management Measures for Internal Trainers to ensure that our employees receive high-quality training. We optimized the XPENG training system, and provided systematic training for course instructors according to the Company’s strategy and employees’ career development needs. We also developed and introduced management, professional and general courses to enrich the course system. Through the online Feishu knowledge platform and offline teaching, we helped employees to tap into their own potential and create more value together with the Company. ENVIRONMENTAL SOCIAL GOVERNANCE ENVIRONMENTAL SOCIAL GOVERNANCE

3.1 | XPENG Training System

To provide targeted training for different types of employees, we developed training programs such as Plan X, Plan P, Plan E, Plan N and Plan G to meet the training needs of employees at all levels.

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HUANGPU
TRAINING CAMP
2022届校招生
黄埔训练营

Plan	Coverage	Training content	Impact
Plan X	Management	• To enhance the management awareness and team management ability of executives, guide the operation and team management work, improve organizational effectiveness, enhance organizational synergy and cohesion. The training covered a total of 56 people, with a total training duration of 672 hours.	• Helping management to improve business management and strengthen management's ability to coordinate corporate strategies and business plans.
Plan P	Middle management	• Smart Middle Management Course: To empower management, business planning, and team management; • DIC Middle Management Course: To empower business awareness and competence.	• Promoting the effective implementation of management by middle-level executives to accelerate the implementation of company strategies and business plans.
Plan E	General management	• General Management Course: To empower operational management, team management and business management, and the OMO[16] model was used to rapidly improve the management skills of general management, covering 80 employees with a total of 2,997 hours of training.	• Deepening the Company's ground level staff management to ensure the continuing improvement in governance and promote the equality and efficiency of ground level management.
Plan N	All staff	• HRBP special training camp: We focus on the three key roles of HRBP, cover 5 core courses, and systematically improve the professional capacity of HRBP; • HR Monthly Class: We conduct a monthly thematic training around HR professional knowledge and general skills. 14 special empowerment sessions were conducted this year, including 12 by internal experts and 2 by external experts, covering more than 1,100 people and 1,483 hours of training in total.	• Multi-dimensionally improving the comprehensive competencies of employees to build a high-level new energy vehicle manufacturing team.
Plan G	New employees from university graduates, public recruitment, and new front-line employees	• Campus recruitment: We provide courses among university graduates on XPENG culture, job competencies, business requirements, and independent contribution to enhance their working ability; to carry out special training, including engineering philosophy, product business, cultural exchange, team building and other special training content. The average training time spent per capita reached nearly 29 hours. • Social recruiting: Covering 4,466 people, we focus on the four connections of "people and organization, people and products, people and business, and people and people", and conduct 41 "Onboarding Express Training Camps", which include cultural communication, goal management, brand awareness, customer awareness and other courses.	• Ensuring that new employees understand the XPENG corporate philosophy, corporate culture and required skills, so that they can integrate into the XPENG family as soon as possible.

Note: 16. OMO model: Online-Merge-Offline business model, an industry platform-based business model.

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ENVIRONMENTAL · SOCIAL · GOVERNANCE 126 >

11,786 People

In 2022, the Company had 11,786 people trained, with a training coverage rate of 74.5%.

16.4 Hours

In 2022, average training time per capita reached 16.4 hours, with training investment of CNY 7.971 million and per capita training spending of CNY 676.3.

Employee Training	Unit	2021	2022
Percentage of employees receiving training[17]	%	72.5	74.5

Percentage of employee training by gender	Unit	2021	2022
Male employees	%	81.4	82.0
Female employees	%	18.6	18.0

Percentage of employee training by employment level	Unit	2021	2022
Senior management	%	0.2	0.2
Middle management	%	11.6	5.8
General staff	%	88.2	94.0

Average number of training hours by gender[18]	Unit	2021	2022
Average number of employee training hours	Hours	21.5	16.4
Male employees	Hours	19.9	16.7
Female employees	Hours	22.3	15.1

Average training hours by employment level	Unit	2021	2022
Senior management	Hours	17.8	24.0
Middle management	Hours	32.8	6.6
General staff	Hours	32.0	17.3

Note: 17. The formula for calculating the percentage of employees receiving training is: Total number of employees receiving training / total number of employees * 100%.
18. The formula for calculating the average number of training hours for a category of employees is: total number of hours trained for that category of employees / total number of employees in that category, the same below.

< 127 ENVIRONMENTAL · SOCIAL · GOVERNANCE

3.2 | XPENG Online Training Platform

We keep improving our online training platform. In 2022, we launched the Feishu Knowledge Platform to address the pain points of knowledge and information circulation through experience sharing. The platform, coupled with the XPENG Class online learning platform used in previous years, provides comprehensive training content for our employees and forms a comprehensive online training system to continuously improve employees' competencies.

In 2022, we had 25 knowledge bases on the Feishu Knowledge Platform, with a total of over 32,000 documents, including over 1,100 sections of OPC[19], covering 99.9% of our employees and per capita views of over 400 times.

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3.3 | Professional Skills Certification

We actively encourage employees to obtain externally recognized skills certification. XPENG has obtained the nationally recognized Qualification of Vocational Skill Level Recognition through applications and expert review. We can therefore conduct vocational skill certification evaluation for the Company's front-line technical staff, expanding the growth channel of skilled talents.

In 2022, the Company held the first vocational skills competition to assess the relevant vocational skills qualifications for the winning employees. A total of 63 employees were awarded senior technician certificates.



Note: 19. OPC: One Point Course, a single point course, is a form of on-site training without taking time off work.

ENVIRONMENTAL · SOCIAL · GOVERNANCE 128 >

6.2 | Health and Safety

We place health and safety at the forefront of our business operations, strictly abide by the Work Safety Law of the People's Republic of China and other laws and regulations, continuously improve the Company's rules and regulations related to occupational health and safety management, conduct daily supervision and inspection, and endeavor to create a safe and harmless working environment for employees.

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6.2.1 | Work Safety

The Company has established a three-tiered safety management structure with clear division of responsibilities, and formulated 39 EHS-related system and procedure documents according to the requirements of ISO 45001 safety management system to promote the management of work safety in an orderly manner.

Safety Management System

We have set up a Safety Committee, with the president of the Company as the director and the heads of each department as members, to coordinate the safety management of the Company, and established the Safety Management Office to discharge the duty of safety management. We have introduced a series of control indicators such as the number of major safety accidents, general accident rate, class-A risk rectification rate, and three-tiered training rate of new employees, and arranged for the President to sign a Commitment Letter of Occupational Health and Safety Responsibilities with the heads of departments concerning key safety risks, linking the occupational safety indicators to the President's performance assessment. The departments concerning key safety risks that fail to complete their performance targets are required to revisit their performance and report on their progress of improvement.



Main duties:
Chairman: Take charge of overall safety management.
Member: Take charge of the safety management of each department.
Safety Steering Committee
president of the company/Chaiman
Heads of each department/ Member
Main duties:
Plan and implement the specific safety management measures on behalf of the Company.
Safety Management Office
General Manager of Quality and Safety Management Center
Deputy General Manager of Quality and Safety Management Center
Director of Quality System Department
Main duties:
Implement the safety management of the Company and carry out independent safety management within the department.
Business departments
Dedicated or non-dedicated safety management divisions and personnel

12 Times

In 2022, we held Safety Committee meetings in the form of monthly presidential meeting on quality and safety, and a total of 12 such meetings were held through the year. The topics of the meetings mainly included the monthly safety situation of the Company, key safety work and the promotion of important safety policies and regulations.

ISO 45001

In May 2022, the Zhaoqing Base obtained the ISO 45001 Occupational Health and Safety Management Systems certification and other entities also plan to obtain relevant certifications in 2023.



P5

< 129 ENVIRONMENTAL · SOCIAL · GOVERNANCE
ENVIRONMENTAL · SOCIAL · GOVERNANCE 130 >

Stakeholder Safety Management

In 2022, the Company updated the Stakeholder Safety and Environment Management Policy and required suppliers to sign the Stakeholder Safety and Environment Agreement, clarifying the responsibilities and requirements of occupational safety and environmental protection for both sides. The supplier signing rate reached 100%. In 2022, there was no occupational safety accident involving contractors' employees within the scope of XPENG's operation.

	2020	2021	2022
Lost-time injury frequency rate[20] (per one million hours worked)	0.098	0.143	0.505
Data coverage (%)	100%	100%	100%

Safety management targets and results



Number of level 2 and above accidents[21]
2022 targets 0
2022 results 0
2023 targets 0
Proportion of level 3 accidents (%)[22]
2022 targets 0.12
2022 results 0.04
2023 targets 0.08
Number of occupational disease cases
2022 targets 0
2022 results 0
2023 targets 0

Note: 20. Lost-time injury frequency rate= Number of accidents involving loss of working days / Total working hours during the reporting period x 1,000,000.
21. Level 2 accidents refer to serious injury accidents, major fire accidents, major traffic accidents and occupational disease accidents; level 1 accidents refer to fatal accidents, major fire accidents and major traffic accidents.
22. Level 3 accidents refer to minor injury accidents, general fire accidents and general traffic accidents.

< 131 ENVIRONMENTAL · SOCIAL · GOVERNANCE

6.2.2 | Risk Prevention

We have developed a sound risk control mechanism and endeavored to minimize occupational safety risks through extensive risk identification, risk internal audit, potential risk screening and overhaul, development of emergency plans, and emergency drills.

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01 System audit

In 2022, we conducted the semi-annual safety management audit, internal audit of safety management system, system empowerment inspection of key departments, and external audit of the safety management system, and took actions on the identified risks one by one.

02 Internal safety audit

In 2022, we conducted internal audit of occupational safety and identified 142 audit issues, and the rectification rate reached 100%.

03 Hazard prevention

In 2022, we conducted comprehensive risk prevention management, identified occupational safety hazards in multiple aspects and at multiple levels, included all hazards in the scope of control, and improved 87 emergency plans.

04 Safety inspection

In 2022, we conducted 21 safety inspections of various types and a number of special inspections (electrical, mechanical, thermal combustion and explosion, battery, traffic, etc.), and implemented 20,613 safety improvement measures. The rectification rate of the relevant risks reached 100%.



G9

ENVIRONMENTAL · SOCIAL · GOVERNANCE 132 >

6.2.3 Safety Training We continue to provide employees with training on the three-tiered safety system, training on safety certification for middle and senior managers, hazard training and other targeted safety training courses, and demand our special operators to pass the relevant examinations on production safety to equip our employees with the necessary safety awareness and professional safety skills, and improve safety levels in all aspects. XPENG 212,131Hours 100% Total number of safety training hours Coverage of personnel receiving for all employees health and safety training Type of training Content of training Training on internal safety audit We reviewed the content of the EHS system and provided 23 on-site counsel sessions for internal auditors to improve the audit effectiveness of internal auditors, with the total participation of 120 people. Emergency drill For factory employees, we conducted emergency drills on the updated emergency plan to enhance their preparedness against emergency situations, with the total participation of 18,435 people. For all employees, we conducted 410 training sessions covering Safety empowerment the three-tiered safety system, safety accident cases, traffic, construction, fire, occupational health, electrical safety, hazardous chemical management, battery safety, occupational health and safety management system, and work safety analysis, with a total participation of 212,131 people. We carried out 10 safety activities, including safety month Safety training activities series, fire prevention month series, occupational health series, and safety accountability activities, covering employees at all levels, from Safety Committee members to skill workers on site, with an approximate participation of 50,000 people. ENVIRONMENTAL SOCIAL GOVERNANCE

6.2.4 | Care for Employees’ Body and Mental Health

XPENG takes the protection of employees’ body and mental health as an important part of its work. In 2022, the Company launched the Employee Assistance Program (EAP) and provided 283 telephone/on-site counseling sessions to help employees relieve their mental stress. We also promote mental health knowledge to employees through online public courses, monthly e-journal on psychology and training materials for internal instructors, to help them build a positive and healthy mindset. In addition, we have developed a colorful employee care program called "Health Supercharger", where employees can learn about their health status through counseling services, health knowledge sharing, offline lectures, micro-classes, experience days and other activities. In 2022, we conducted three employee care activities to relieve their stress and soothe their mind.

【Case】XPENG employee care activities

"525 I Love Myself" Health Day

In May 2022, we held the "525 I Love Myself" Health Day to reduce employees’ work stress. The event was participated by some 4,000 employees, covering the functional, sales and manufacturing operations.



"XPENG Appreciation Day"

In the second half of 2022, we held the "XPENG Appreciation Day" activities with the theme “Self-appreciation and Self-recognition”, encouraging employees to appreciate their personal efforts and be more confident in themselves. The event attracted a total participation of 750 people.


同学
蟹蟹你
Thank
You

"Emotion and Stress Management" course

XPENG provided an “Emotion and Stress Management” course for campus hires to help these freshmen adjust their mindset and better adapt to career life.



< 135 ENVIRONMENTAL · SOCIAL · GOVERNANCE



ENVIRONMENTAL · SOCIAL · GOVERNANCE 136 >

6.3 Supply Chain Management Suppliers are our long-term partners. We have adopted a life-cycle approach to supplier management, and empower suppliers with regular training sessions to improve their quality of supply, and work with suppliers to achieve win-win development. ENVIRONMENTAL SOCIAL GOVERNANCE 6.3.1 Procurement Compliance We work to ensure transparent, clean, legal, healthy procurement practices and partnerships. XPENG has zero tolerance for suppliers’ violation of business ethics and requires all suppliers to sign the Integrity Commitment Letter and Confidentiality Agreement with us when they sign up for our supplier platform, specifying the obligations and responsibilities for both parties with regards to integrity, intellectual property protection, business secrets and other matters. We have formulated the Supplier Blacklist Management Measures, laying out the bottom-line requirements for supply chain cooperation. Suppliers with human rights violations, child labor, forced labor, etc., will be blacklisted. XPENG 6.3.2 Supplier Management We carry out life-cycle management of suppliers, including supplier access, audit and risk management initiatives, to ensure the stable and orderly development of XPENG’s supply chain. We have established a Supply Chain Development Department at our headquarters to manage supply chain issues and report our work progress and plan for the supply chain to the Board and the President every six months. The Board conducts effective oversight on the management of XPENG supply chain. ENVIRONMENTAL SOCIAL GOVERNANCE

At the same time, we have introduced management initiatives for the whole process of supplier cooperation with XPENG, from warehouse entry to termination of cooperation, and put in place a sound audit and inspection mechanism.

XPENG +

01
Supplier access

We require all suppliers to strictly comply with the provisions of safeguarding occupational health and safety, ensuring environmental compliance, and improving quality and safety, and require suppliers to obtain third-party certification under IATF 16949, ISO 9001, environmental management system, production safety standardization, or equivalent certification. We also conduct on-site evaluation of newly admitted potential suppliers by reviewing their supply continuity, quality level and other relevant circumstances, and implement the corresponding rating criteria according to the product categories provided by the suppliers. At the same time, we give priority to the selection of suppliers with leading market position in the domestic and international passenger vehicle industry to ensure suppliers' performance quality.

02
Supplier audit

In accordance with the Supplier Performance Management Measures, all suppliers are audited and evaluated monthly in the three dimensions of business, quality and delivery, and then classified into different levels according to the audit results. At the same time, we have formulated the Strategic Supplier Management Measures to identify and manage key suppliers.

03
Supplier risk management

We regularly carry out supplier system reviews, process reviews, product reviews, spot inspections and other supervision and review work to ensure that suppliers manage their own ESG risks, thus reducing supplier performance risks. In 2022, we identified 1 supplier with high risks in social or environmental aspects. We have communicated with the supplier and urged it to rectify the issue in a timely manner.

04
Supplier ESG assessment

We attach importance to suppliers' performance in environmental, social and governance aspects, because we understand that suppliers' ESG risks can affect the safety and stability of XPENG's supply chain. Therefore, we actively evaluate the ESG performance of our suppliers, and continuously track suppliers' ESG performance in the compliance, business ethics, confidentiality infringement, product quality, production safety, environmental management and other dimensions to reduce the ESG risks of XPENG's supply chain.

139 ENVIRONMENTAL · SOCIAL · GOVERNANCE


Total number of suppliers
477

Supplier region	Number of suppliers by region in 2022
South China	170
East China	153
North China	16
Central China	102
Northeast China	7
Southwest China	17
Northwest China	2
Hong Kong, Macao, Taiwan and overseas	10

Total number of suppliers that have signed the Integrity Commitment Letter and Confidentiality Agreement	477

Tier 1 Suppliers

Number of suppliers assessed for sustainability risks the last three years : 50

Percentage of suppliers in that category assessed in the last 3 years : 100%

Description of target: By 2023, the Company will have completed sustainability risk audits of 50 tier 1 suppliers, achieving 100% coverage.

Critical non-tier 1 suppliers

Number of suppliers assessed for sustainability risks the last three years : 5

Percentage of suppliers in that category assessed in the last 3 years : 100%

Description of target: By 2023, the Company will have completed sustainability risk audits of 5 critical non-tier 1 suppliers, achieving 100% coverage.

ENVIRONMENTAL · SOCIAL · GOVERNANCE 140

6.3.3 Supplier Capacity Improvement We are committed to working and growing together with our suppliers. We give timely support and professional training to our suppliers and strive to achieve mutual development with our partners. Supplier Training We provide extensive training for and engage in in-depth communication with our suppliers on product requirements, risk prevention, delivery assurance, logistics efficiency, product safety, etc. In 2022, we organized 2 supplier training events involving 271 suppliers with a total participation of 1,023 people. Improvement of Supplier sustainability We have integrated the content of ESG into our supply chain management strategy, and set up 2 sustainable supply chain management KPIs, including supplier training coverage and rate of participation, and supplier review coverage and rate of participation. We also supervise and encourage our suppliers to improve their sustainability management. XPENG ENVIRONMENTAL SOCIAL GOVERNANCE

6.4 Contribution to the Society XPENG is committed to conveying positive energy into the society and actively participating in public welfare programs such as tackling climate change, protecting biodiversity, supporting disadvantaged groups and giving assistance to areas affected by disasters, in order to give back to society through practical actions. In 2022, we continued to contribute to society through the Guangzhou XPENG Public Welfare Foundation (“the Foundation”). The Foundation continued to engage in public welfare initiatives such as ecological and environmental education, protecting the ecological environment, and promoting employment for people with disabilities, and contributed its share to social well-being, rural revitalization, and the twin goals of carbon peak and carbon neutrality. The Foundation continued to improve the top-level design of its own management. In 2022, it developed and updated the Charter of Guangzhou XPENG Public Welfare Foundation, the Information Disclosure Policy of Guangzhou XPENG Public Welfare Foundation and other management systems to ensure that the Foundation’s activities follow the principles of legality, voluntarism, integrity and non-profitability.23 5 Million CNY 4.3 Million CNY In 2022, XPENG donated CNY 5 million to Guangzhou In 2022, the public welfare investment of Guangzhou XPENG Public Welfare Foundation, bringing its total XPENG Public Welfare Foundation in its self-operated donation to CNY 7 million. and externally funded projects reached about CNY 4.3 million in total.24 Note: 23. Please visit the following website for more detailed information about the XPENG Public Welfare Foundation (https://www.xpengfoundation.com/ home/Info/index.html). 24. The public welfare investment of XPENG Public Welfare Foundation in 2022 is about CNY 4.3 million , which includes part of the funds that have been contracted but not actually spent due to project progress. The funds are mainly spent on children’s ecological and environmental education, youth environmental protection volunteer services, and funding for public welfare organizations on environmental protection. ENVIRONMENTAL SOCIAL GOVERNANCE 6.4.1 Ecological and Environmental Education In 2022, the Foundation created the XPENG Green Home program, with ecological and environmental education for children and youth as its focus. Focusing on issues such as climate change, biodiversity and low-carbon living, the program provides support for the ecological and environmental education activities of families, schools and communities through funding industry organizations, developing products such as curriculum and teaching aids, organizing volunteer services and other means. As of December 31, 2022, the Foundation had funded 27 social organizations in the ecological and environmental sector, with a total contribution of about CNY 1.735 million. Highlights In 2022, the Foundation funded the establishment of the XPENG Green Home Special Fund under the Guangdong Youth Development Foundation and the Chengdu Luhu Community Development Foundation in Sichuan Province, supporting the development of high-quality environmental education activities through the provision of special funds. ENVIRONMENTAL SOCIAL GOVERNANCE

【Case】Funding public welfare projects in the field of ecology and environment

Based on thorough research and scientific evidence, the Foundation has focused on funding public welfare projects with great potential impact:

- Since June 2022, the Foundation has funded the "Low-carbon Home" kindergarten environmental education program of the Guangdong Association for the Advancement of Environmental Education, providing support on teacher training, peer exchanges and parent-teacher activities for 110 kindergarten directors and teachers from 37 kindergartens.
- Since March 2022, XPENG has sponsored the Guangzhou Charity Academy and the Guangzhou Charity Association in providing training on low-carbon development, ecology and environmental communication to the chief managers and key staff of social organizations, with a total of over 2,000 people of training for 112 organizations.


“低碳家园”幼儿环境教育公益计划
本年度嘉许礼暨下年度启动仪式

Launch ceremony of the "Low-carbon Home" kindergarten environmental education program 2022-2023

【Case】Creating special products for biodiversity education

Biodiversity refers to the diversity of the integrated system of organisms and their host environment. It is the basis for humanity to survive and thrive, and the loss of biodiversity is a global challenge as important as climate change. The Foundation is supporting biodiversity conservation by developing innovative and special educational products in collaboration with universities, primary and secondary schools, and public welfare organizations.

In May and December 2022, between the two segments of the 15th Conference of the Parties to the Convention on Biological Diversity (COP15), the Foundation released an original children's ecological board game "Elephant Going Home" versions 1.0 and 2.0.

The board game, which gathered the wisdom of several XPENG employees and car owner volunteers, received professional support from Beijing Friends of Nature Charity Foundation and Xishuangbanna Tropical Rain Forest Conservation Foundation, and won the "Top 100 Projects" award at the 11th China Public Welfare Project Contest.

We hope that through the entertaining experience provided by the board game, we can inspire more children and adults to care for the loss of biodiversity, and take Asian elephant, the pop star of the animal world, as a starting point to build their knowledge of biodiversity and other ecological and environmental issues, and reflect on the harmonious relationship between man and nature.



Interactive event of “Elephant Going Home” 1.0 at local community



Interactive event of “Elephant Going Home” 2.0 at local community

【Case】Creative green campaigns

The Foundation encourages employees and customers to raise ecological and environmental awareness through creative public welfare activities.

In January 2022, the Foundation and the XPENG Administration Department jointly launched a “Green Dining Table” campaign, replacing all disposable plastic bowls with naturally degradable sugarcane bowls, and introduced a “Daily Empty Plate Challenge” on the “Empty Plate” App, calling on all XPENG employees to reject food waste.

In September 2022, the Foundation and the XPENG Administration Department and the User Development and Service Center jointly launched the “Moon Exploration” campaign, inviting some 30,000 XPENG Club members who had received XPENG's mooncake boxes for the Mid-Autumn Festival to join the challenge of artistic decoration of mooncake boxes, and encouraged consumers to recycle resources.



Artistically decorated mooncake boxes from the “Moon Exploration” campaign

XPENG +


小鹏公益
小鹏公益首届
志愿者行动日 VOLUNTEER ACTION DAY

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6.4.2 Volunteer Services In March 2022, the Foundation partnered with the Guangdong Youth Development Foundation to set up the XPENG Green Home Fund and launched the first phase of the “XPENG Green Home” environmental education funding program to support social organizations in carrying out volunteer services on the theme of environmental protection and motivate XPENG’s younger employees and car owners to actively implement eco-friendly practices. On March 5, 2022, the Foundation launched the XPENG Volunteer Service Team together with over 100 employees and XPENG car owners. As of December 31st, 2022, the team had carried out 55 volunteer services on ecological and environmental protection, community development and other themes, with over 450 registered volunteers, as well as over 1,000 people and 5,355.13 hours of services. Case “Me and Us” Volunteer Empowerment Workshop In 2022, in order to further explore how to build a more distinctive, professional and systematic youth volunteer organization, and to promote the sustainable development of the XPENG volunteer community, the Foundation held two workshops with the theme of “Me and Us”, inviting nearly 60 XPENG volunteer representatives to give advice on the future development of the XPENG Volunteer Service Team based on their experience and expertise. Training sessions of the “Me and Us” Volunteer Empowerment Training sessions of the “Me and Us” Volunteer Empowerment Workshop Workshop ENVIRONMENTAL SOCIAL GOVERNANCE 6.4.3 Supporting the Disadvantaged Group Through the Foundation, XPENG is working with other public welfare organizations to promote social harmony and development by participating in public welfare programs, including support for disadvantaged groups in the community, help for people with disabilities to integrate into the community, and reconstruction of disaster-affected communities. XPENG Join Emergency Rescue in Earthquake-hit Luding in Sichuan On September 5, 2022, a 6.8 magnitude earthquake struck Luding County, Ganzi Prefecture in Sichuan Province. Through the Foundation, XPENG donated CNY 1 million to the China Foundation for Rural Development, which was mainly used on public welfare projects in the resettlement of local residents and post-disaster reconstruction of the earthquake-stricken areas in Luding. As of November 24, the Foundation had supported nine villages in two local townships to carry out work-relief programs, involving a total of 1,036 rural households, providing strong support for post-disaster reconstruction. Help Vulnerable Groups in the Local Communities The Foundation has established long-term assistance relationships with over 10 communities in Guangzhou, and together with XPENG employees, donates food, clothes and books to vulnerable groups in the local communities from time to time. In November 2022, to support the community workers in Guangzhou to carry out pandemic-prevention work in their communities, the Foundation, together with several foundation partners, launched a “Special Support Fund for Community COVID Respondents” to provide funding and material support for community workers battling the pandemic on the front line, and build a community-wide response to the pandemic. Promote the Social Inclusion of Persons with Disabilities The Foundation closely follows issues concerning the employment and social inclusion of persons with disabilities. In August 2022, the Foundation and the Guangzhou Hemu Center for People with Disabilities jointly launched an event, “Walk Out: Explore the X Possibilities of Barrier-Free Mobility”. XPENG volunteers and our partners with disabilities discussed barrier-free mobility and jointly created artworks on this topic. In addition, the Foundation provided funding for the launch of “Love without Barrier” drip coffee by the Hemu Public Welfare Innovation Center for the Disabled to support the employment of people with disabilities. ENVIRONMENTAL SOCIAL GOVERNANCE

07 Appendix E XP LOR E R O F F U T U R E M O B I L I T Y ENVIRONMENTAL SOCIAL GOVERNANCE

7.1 | Key Performance Indicators

Economic Performance Indicators

	Unit	2020	2021	2022
Total revenues	CNY (million)	5,844.3	20,988.1	26,855.1
Gross margin	%	4.6	12.5	11.5
Total deliveries of vehicles	Unit	27,041	98,155	120,757
Added authorized patents	Item	/	428	694

Environmental Performance Indicators[25]

Key indicators	Unit	2020	2021	2022
Nitrogen oxide emissions[26]	Tonne	0.7	2.4	2.3
Sulfur dioxide emissions	Tonne	/	0.5	0.4
Particulate matter emissions	Tonne	/	1.3	2.0
VOCs in exhaust gas	Tonne	/	7.2	14.1
Total discharge of industrial wastewater	Tonne	/	116,190	167,191
COD in industrial wastewater	Tonne	/	2.3	3.3
BOD in industrial wastewater	Tonne	/	0.6	0.8
Nitrogen ammonia in industrial wastewater	Tonne	/	0.1	0.2
Total nitrogen in industrial wastewater	Tonne	/	1.0	1.6

Key indicators	Unit	2020	2021	2022
Total GHG emissions[27]	Tonne of CO_2	28,614	42,484	106,420 [28]
GHG emission density	Tonne of CO_2/ CNY(thousand)	/	0.002	0.004
GHG emissions (scope 1)[29]	Tonne of CO_2	2,801	5,892	18,024
GHG emissions (scope 2)[30]	Tonne of CO_2	24,529	32,723	83,654
GHG emissions (scope 3)[31]	Tonne of CO_2	1,283	3,869	4,742
Total waste generated	Tonne	2,520	13,066	25,958
Hazardous waste generated[32]	Tonne	86	1,071	1,528
Hazardous waste density	Tonne/CNY (thousand)	1.5×10^{-5}	5.1×10^{-5}	5.7×10^{-5}
General industrial solid waste generated	Tonne	2,434	11,409	22,457
Domestic waste generated in office areas	Tonne	/	586	1,973
Non-hazardous waste generated	Tonne	/	11,995	24,430
Non-hazardous waste density	Tonne/CNY (thousand)	/	0.0006	0.0009
Total energy consumption[33]	1,000 kWh	44,485	88,717	134,437
Total cost of energy consumption	CNY (million)	21	50	86
Energy consumption density	MWh/ CNY (thousand)	0.008	0.004	0.005
Direct energy consumption	MWh	13,983	32,395	58,963
Gasoline consumption	MWh	19.9	De minimis	15.4

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Key indicators	Unit	2020	2021	2022
Diesel consumption	MWh	60.1	De minimis	55.1
LNG consumption	MWh	13,903	29,490	45,340
Photovoltaic power consumption	MWh	/	2,905	13,552
Indirect energy consumption	MWh	30,501	56,322	73,362
Power consumption	MWh	30,501	56,322	73,362
Total water consumption	m^3	253,697	424,275	987,330
Total water consumption density	m^3/ CNY (thousand)	/	0.02	0.04
Municipal water consumption	m^3	204,239	271,150	834,264
Recycled water consumption	m^3	49,458	153,125	153,066
Package material consumption for whole vehicle manufacturing	Tonne	/	26	62

Social Performance Indicators

Key indicators	Unit	2020	2021	2022
Total number of employees (full-time)[34]	Person	5,084	13,978	15,829
Number of part-time / internship employees	Person	/	1,166	802
Increase in employees	Person	1,369	8,894	7,910
Number of employees with a disability[35]	Person	41	50	114

Key indicators		Unit	2020	2021	2022
Employee structure					
Percentage of employees by gender	Male	%	81.7	79.0 (11,036 persons)	80.4 (12,721 persons)
	Female	%	18.3	20.2 (2,822 persons)	19.4 (3,073 persons)
	Undisclosed[36]	%	0.0	0.8 (120 persons)	0.2 (35 persons)
Percentage of employees by position	Senior management	%	0.3	0.2 (24 persons)	0.1 (23 persons)
	Middle management	%	3.8	10.2 (1,425 persons)	9.0 (1,426 persons)
	Primary-level employees	%	95.9	89.6 (12,529 persons)	90.9 (14,380 persons)
Percentage of employees by age	Under 30 years old	%	/	45.7 (6,389 persons)	46.6 (7,380 persons)
	30-49 years old	%	/	52.1 (7,278 persons)	51.3 (8,123 persons)
	Above 49 years old	%	/	0.3 (39 persons)	0.3 (38 persons)
	Undisclosed[37]	%	/	1.9 (272 persons)	1.8 (288 persons)
Percentage of employees by region	Chinese mainland	%	98.0	97.8 (13,676 persons)	98.5 (15,593 persons)
	Hong Kong, Macao, and Taiwan	%	0.1	0.1 (7 persons)	0.2 (33 persons)
	Other regions	%	1.9	2.1 (295 persons)	1.3 (203 persons)
Employee turnover rate	Total employee turnover rate	%	/	17.5	27.7
Employee turnover rate by gender[38]	Male	%	/	17.2	26.8
	Female	%	/	18.9	31.0
Employee turnover rate by age[39]	Under 30 years old	%	/	19.2	30.1
	30-49 years old	%	/	16.2	25.2
	Above 49 years old	%	/	11.4	17.4

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Key indicators		Unit	2020	2021	2022
Employee turnover rate by region	Chinese mainland	%	/	17.7	27.6
	Hong Kong, Macao, and Taiwan	%	/	0	25.0
Employee training	Total investment in training	CNY (million)	1.3	8.3	8.0
	Percentage of employees trained	%	21.7	72.5	74.5
	Average training hours	Hour	3.8	21.5	16.4
Percentage of employees trained by gender[40]	Male	%	/	81.4	82.0
	Female	%	/	18.6	18.0
Percentage of employees trained by employee category[41]	Senior management	%	/	0.2	0.2
	Middle management	%	/	11.6	5.8
	Primary-level employees	%	/	88.2	94.0
Average training hours completed by gender	Male	Hour	3.8	19.9	16.7
	Female	Hour	3.8	22.3	15.1
Average training hours completed by employee category	Senior management	Hour	6.0	17.8	24.0
	Middle management	Hour	31.1	32.8	6.6
	Primary-level employees	Hour	2.4	32.0	17.3
Occupational health and safety of employees	Number of safety accidents	Case	0	0	0
	Work-induced fatalities	Person	0	0	0
	Proportion of accidents involving loss of working hours (per 1 million working hours)	%	0.098	0.143	0.505
	Total number of lost days due to work injuries	Day	/	371	399
	Total hours of safety training for employees	Hour	/	287,414	212,131

Governance Performance Indicators

Key indicators	Unit	2020	2021	2022
Number of Board Directors	Person	9	9	8
Number of female Board Directors	Person	1	1	1
Number of Board meetings	Time	/	8	5
Number of anti-corruption training sessions	Time	15	34	65
Number of anti-corruption training hours	Hour	/	/	5,738.5
Number of anti-corruption training participants	Person-time	/	/	11,477
Number of risk management training sessions	Time	/	7	150

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Note :

25. The environmental data collected for the purpose of this report covers the XPENG headquarters, Zhaoqing base, Guangzhou base and self-operated XPENG stores in several localities.
26. The emissions of nitrogen oxides, sulfur dioxides, and particulate matters are all derived from direct emissions during the manufacturing process of the plant.
27. Greenhouse gases include carbon dioxide, heptafluoropropane, methane, hydrofluorocarbons (refrigerants), and perfluorocarbons (refrigerants).
28. The scope of GHG emissions data for 2021 includes XPENG headquarters and Zhaoqing base, and the scope of data for 2022 has been further improved based on the work in 2021, and expanded to cover XPENG regional offices in Guangzhou, Shanghai and Beijing, the two production bases (Zhaoqing base and Guangzhou base) and self-operated XPENG stores in several localities.
29. GHG emissions (scope 1) are derived from direct GHG emissions of equipment within the operating locations (e.g. air conditioning refrigerant, natural gas, gasoline, etc.). The emission factors or relevant coefficients used in the calculation come from ISO 14064, the Technical Specification for the Accounting of Life-cycle Carbon Emissions of Passenger Vehicles, and the GHG protocol.
30. GHG emissions (scope 2) are derived from the consumption of purchased electricity. The emission factor used in the calculation is selected from the 2022 national grid average emission factor of 0.5703t CO_2/MWh released by the Ministry of Ecology and Environment. In 2021, the scope of GHG emissions (scope 2) only covered XPENG headquarters and the Zhaoqing base, and the scope of data for 2022 has been further improved, and expanded to cover XPENG regional offices in Guangzhou, Shanghai and Beijing, the two production bases (Zhaoqing base and Guangzhou base) and self-operated XPENG stores in several localities.
31. The emission factors or relevant coefficients used in the calculation of GHG emissions (scope 3) come from ISO 14064, the Technical Specification for the Accounting of Life-cycle Carbon Emissions of Passenger Vehicles, and the GHG protocol. While the 2021 data only covered the air business trips of employees, the scope of GHG emissions (scope 3) for 2022 has been further improved to cover both air business trips and cab trips.
32. Hazardous waste is defined in accordance with the National Catalogue of Hazardous Wastes (2021 Edition) published by the Ministry of Ecology and Environment of the People's Republic of China.
33. Energy consumption is calculated with reference to the General Rules for the Calculation of Comprehensive Energy Consumption.
34. In this report, when calculating employee-related data such as percentage of employees by gender, percentage of employees by position, percentage of employees by age, percentage of employees by region, and employee turnover rate, we only use the data of full-time employees. The data of part-time/internship employees are not included.
35. Among employees with a disability, 97 are labor dispatchers and 17 are regular employees.
36. In the data on the number of employees by gender, the specific gender of 35 overseas employees has not been identified in 2022 (0.2%) due to the requirement of employee privacy in some overseas regions. In 2021, there were 120 overseas employees whose gender was not identified (0.8%). The percentage of male employees has been updated from 79.6% to 79.0%, and the percentage of female employees updated from 18.3% to 20.2%.
37. In the data on the number of employees by age, in addition to the disclosed data, the age of 288 overseas employees has not been identified in 2022 (1.8%), due to requirements of employee privacy in some overseas regions.
38. In the data on employee turnover rate by gender, the Company no longer produces turnover statistics for employees who do not disclose their gender.
39. In the data on employee turnover rate by age, the Company no longer produces turnover statistics for employees who do not disclose their gender.
40. In 2022, the formula for calculating the percentage of employees by gender has been changed to "percentage of trained employees by segment = number of trained male (female) employees / number of trained employees * 100%". This formula is used for calculating the percentage of employees by gender in 2021-2022. As a result, the percentage of male employees trained in 2021 has been updated from 74.7% to 81.4%, and the percentage of female employees trained updated from 66.7% to 18.6%. Employees whose gender is not identified have not been included in the calculation of the percentage of trained employees.
41. In 2022, the formula for calculating the percentage of employees by employee category has been changed to "percentage of trained employees by segment = number of trained employees in a particular employee category / number of trained employees * 100%". This formula is used for calculating the percentage of employees by employee category in 2021-2022. As a result, the percentage of employees trained in 2021 has been updated from 17.8% to 0.2% for senior management, from 32.8% to 11.6% for middle management, and from 32.0% to 88.2% for general employees.

7.2 | Content Index

A. Environmental

Aspects, General Disclosures and KPIs			Chapter
Aspect A1: Emissions	**General Disclosure**	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	[Feature] Building the Green Value Chain
	KPI A1.1	The types of emissions and respective emissions data.	7.1 Key Performance Indicators
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	7.1 Key Performance Indicators
	KPI A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	7.1 Key Performance Indicators
	KPI A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	7.1 Key Performance Indicators
	KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	[Feature] Building the Green Value Chain
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	[Feature] Building the Green Value Chain
Aspect A2: Use of Resources	**General Disclosure**	Policies on the efficient use of resources, including energy, water and other raw materials.	5.2 Environmental Management [Feature] Building the Green Value Chain
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	7.1 Key Performance Indicators
	KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	7.1 Key Performance Indicators

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Aspects, General Disclosures and KPIs			Chapter
Aspect A2: Use of Resources	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	[Feature] Building the Green Value Chain
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	[Feature] Building the Green Value Chain
	KPI A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	[Feature] Building the Green Value Chain
Aspect A3: Environmental and Natural Resources	General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	5.2 Environmental Management [Feature] Building the Green Value Chain
	KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	5.2 Environmental Management [Feature] Building the Green Value Chain
Aspect A4: Climate Change	General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	5.1 Tackling Climate Change
	KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	5.1 Tackling Climate Change

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B. Social

Aspects, General Disclosures and KPIs			Chapter
Employment and Labor Practices			
Aspect B1: Employment	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti- discrimination, and other benefits and welfare.	6.1. Employee Rights
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	7.1 Key Performance Indicators
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	7.1 Key Performance Indicators
Aspect B2: Health and Safety	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	6.2 Health and Safety
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	7.1 Key Performance Indicators
	KPI B2.2	Lost days due to work injury.	7.1 Key Performance Indicators
	KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	6.2 Health and Safety
Aspect B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	[Feature] Witnessing the Growth of Employees
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	7.1 Key Performance Indicators
	KPI B3.2	The average training hours completed per employee by gender and employee category.	7.1 Key Performance Indicators

ENVIRONMENTAL · SOCIAL · GOVERNANCE 160 >

Aspects, General Disclosures and KPIs			Chapter
Aspect B4: Labor Standards	General Disclosure	Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	6.1. Employee Rights
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	6.1. Employee Rights
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	6.1. Employee Rights
Operating Practices			
Aspect B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	6.3 Supply Chain Management
	KPI B5.1	Number of suppliers by geographical region.	6.3 Supply Chain Management
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	6.3 Supply Chain Management
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	6.3 Supply Chain Management
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	6.3 Supply Chain Management
Aspect B6: Product Responsibility	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	4.2 Quality Products [Feature] Caring Service for "XPENG Owners"
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	4.2 Quality Products
	KPI B6.2	Number of products and service related complaints received and how they are dealt with.	[Feature] Caring Service for "XPENG Owners"

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Aspects, General Disclosures and KPIs			Chapter
Aspect B6: Product Responsibility	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	4.1 Technology Innovation
	KPI B6.4	Description of quality assurance process and recall procedures.	4.2 Quality Products
	KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	[Feature] Caring Service for "XPENG Owners"
Aspect B7: Anti-corruption	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	2.2 Corporate Governance
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	2.2 Corporate Governance
	KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	2.2 Corporate Governance
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	2.2 Corporate Governance
Community			
Aspect B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	6.4 Contribution to the Society
	KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	6.4 Contribution to the Society
	KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	6.4 SContribution to the Society

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7.3 Feedback Form Dear reader, Thank you for reading XPeng Inc. 2022 Environmental, Social and Governance Report. We very much hope that you can give us your comment about this report and leave your valuable opinions to help us make continuous improvements to the report. XPENG ENVIRONMENTAL SOCIAL GOVERNANCE Your comment about this report: (please tick in the box) Question Very good Good Average Poor Very poor Do you think this report has provided all the important information about the environmental, social and governance performance of XPENG Motors? Do you think the information and indicators disclosed in this report are clear, accurate and complete? Do you think the presentation and style of this report is easy to read? What other need-to-know information do you think has not been reflected in this report? Do you have any suggestions for our future environmental, social and governance reports? ENVIRONMENTAL SOCIAL GOVERNANCE

EX P LO R E R O F F U T U R E M O B I L I T Y XPeng Inc. 2022 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT